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09045529

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TTT Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2009
THOMSON REUTERS

FILE NO. 82- 03744 FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw
DAT : 3/9/09

082-03744

12-31-08
AR/S

TT&T Public Company Limited
and its Subsidiaries

Annual financial statements
and
Audit report of Certified Public Accountant

For the years ended
31 December 2008 and 2007

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Audit report of Certified Public Accountant

To the shareholders of TT&T Public Company Limited

I have audited the accompanying consolidated and separate balance sheets as at 31 December 2008 and 2007, and the related statements of income, changes in equity and cash flows for the years then ended of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I was not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion because of the matters described in the paragraphs below:

1) As discussed in Note 3 to the financial statements, the Company is in default of principal sums past scheduled due repayment dates under loan agreements of approximately Baht 4,313 million and default interest payable calculated by the Company on outstanding loan repayments past their scheduled due dates up to 31 December 2008 of approximately Baht 164 million. In addition, as per item 4) below, the Company may be considered to be in default of the whole of the loan sums payable of Baht 19,084 million and of further default interest payable of Baht 396 million. On 27 March 2008, the Company received a letter from the Security Agent for the bank loans giving notice effective 25 April 2008 that it had received instructions from a creditor to take action, under the loan agreements, in respect of the default of the loan terms. On 28 July 2008, the Security Agent, acting on the instructions of the Instructing Creditor, sent notices to the Company notifying that all of the loans (together with all accrued interest) be immediately due and payable on the date of such notice. As detailed in note 20, such loans have been classified as at 31 December 2008 as current liabilities. Consequently, as at 31 December 2008, the Company had current liabilities which exceeded current assets by Baht 18,819 million and the Company and subsidiaries had current liabilities which exceeded current assets by Baht 19,203 million. On 22 April 2008, the Company filed a rehabilitation petition to the Central Bankruptcy Court for the purpose of restructuring of the Company's debt. At a meeting of the creditors on 14 January 2009, the creditors resolved to elect the Company as the rehabilitation plan preparer. Certain loan creditors have objected to the election of the Company as the plan preparer and there will be a meeting between the Official Receiver and the loan creditors on 2 March 2009 to consider the objections. The next Court hearing of appointment a plan preparer is on 17 March 2009. Continuing and past objections to the rehabilitation process may cast doubt as to the ability of the Company to successfully agree a rehabilitation plan with its creditors. During this process, the Company is protected pursuant to Section 90/12 of the Bankruptcy Act. The financial statements have been prepared assuming that the Company will continue as a going concern for the reasons disclosed by management in Note 3 but these factors indicate the existence of a material uncertainty which may cast significant doubt on the Company's ability to continue as a going concern.

2) As discussed in Notes 7 and 27 (b) to the financial statements, the Company earns income from other value added services where some of the income sharing rates are pending agreement of, and/or under negotiation with, TOT Plc. As at 31 December 2008, the Group and Company have receivables where rates are pending agreement with TOT Plc. of Baht 468 million (Note 7). The recording of the related revenue recognized to date and the collectibility of this receivable depends on the negotiation of the income sharing rates with TOT Plc. In addition, as disclosed in Note 7, there is Baht 558 million of receivable from an associated company, collection of which is dependent upon receipt of revenue share from TOT Plc. No allowance has been made against these receivables for the reasons disclosed by management of the Company in Note 7.

3) As discussed in Note 34 (b) to the financial statements, the Company is in dispute with TOT Plc. over various matters:

   On 4 April 2008, the Company received a ruling from the Thai Arbitration Institute in respect of one such claim awarding the Company Baht 23,778 million. On 7 May 2008, the Company filed the petition to request a Court Order to enforce TOT to comply with the judgment of the Thai Arbitration Institute. TOT filed a petition to the Central Administrative Court requesting withdrawal of the judgment of the Thai Arbitration Institute. On 15 December 2008, the Company submitted objections to the request of TOT to the Central Administrative Court. The Company has not recorded this award as an asset as there is, as yet, not sufficient certainty as to enforceability of the judgment and recoverability of the award. The outcome cannot presently be determined and may have an effect on the financial statements and, in particular, the appropriateness of the going concern basis of the financial statements.

   As discussed in Note 34(b) to the financial statements, the Official Receiver accepted claims of debt due by the Company to TOT Plc. of Baht 21,935 million for the purposes of voting at a creditors meeting for the appointment of the plan preparer under rehabilitation. The Company did not object to the sums claimed by TOT Plc at the vote of creditors for appointment of the plan preparer. Of this sum claimed by TOT Plc, approximately Baht 345 million is recognised as a liability in the financial statements as at 31 December 2008 and Baht 21,590 million relates to cases and disputes where the significant items are disclosed as contingent liabilities in Note 34(b). The Company continues to dispute these sums and has a further opportunity to object to these debts at the proof of debt stage of the rehabilitation process and, consequently, has retained disclosure of these items as a contingent liability rather than recording all, or part, of these sums as a liability. However, the ultimate outcome is uncertain and these amounts are highly significant to the financial statements and indicate the existence of a material uncertainty which may cast significant doubt on the Company's ability to continue as a going concern.

4) As discussed in item 1) above and in Note 20 to the financial statements, on 28 July 2008, notice was given that the bank loans and accrued interest be immediately due and payable on that date. The Company has provided for default interest, at the penalty interest rates within the loan agreements, on the portions of the loans where loan repayments due under the loan schedule have been missed. The directors believe that the notice of 28 July 2008 cannot be enforced whilst the Company is under rehabilitation and that the Company is protected under section 90/12 of the Bankruptcy Act. The Company has not recorded additional default interest of approximately Baht 396 million which may be due from 28 July 2008 if the whole of the loan is deemed to be in default from that date. The Company has not recorded this additional default interest on the grounds that the directors dispute that the Company has breached agreements which derive from a prior restructuring under rehabilitation (see Note 3).

5) The operating results of the Company and Group together with other matters such as those detailed above indicate that the principal assets of the Company and Group may be impaired. Management of the Company has not made any allowance for impairment of the principal assets of the Company (the cost of telephone services expansion project transferred to TOT Plc, Note 13, and Property, Plant and Equipment, Note 12) on the basis that forecasts that management have prepared indicate a value in use of such assets which exceeds their net book value. These forecasts include management's assumptions that performance of the Company and Group will improve significantly. Shortfalls in actual performance from the assumptions made by management, and changes in the assumptions made, would have a significant affect on the calculation of the value in use of these assets and any impairment existing. Consequently, it is not possible to quantify the extent of any impairment existing with certainty.

The financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Because of the pervasive effect of the matters discussed in paragraphs 1) to 5), I do not express an opinion on the accompanying consolidated and separate financial statements, for the year ended 31 December 2008. However, in my opinion, the consolidated and separate financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2007 and the results of operations and cash flows for the year ended of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively, in accordance with generally accepted accounting principles.

(Vannaporn Jongperadechanon)
Certified Public Accountant
Registration No. 4098

KPMG Phoomchai Audit Ltd.
Bangkok
26 February 2009

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2008 and 2007

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	2008	2007	2008	2007
			(in Baht)		
Current assets					
Cash and cash equivalents	*6, 19 (e)*	1,525,248,517	199,789,419	1,269,120,092	51,149,162
Trade accounts receivable	*7*	2,015,715,822	1,476,618,067	1,563,575,837	1,247,207,824
Receivable from subsidiaries and associate	*5*	193,558,821	174,301,161	822,680,721	357,269,739
Other accounts receivable		40,578,875	50,021,988	9,237,784	12,653,288
Inventories	*8*	404,955,469	449,157,019	338,640,849	413,569,091
Accrued income	*9*	127,959,789	130,428,589	127,959,789	130,428,589
Other current assets	*10*	277,439,654	201,190,973	132,128,416	82,072,807
Total current assets		**4,585,456,947**	**2,681,507,216**	**4,263,343,488**	**2,294,350,500**
Non-current assets					
Advance for purchase of equipment	*5*	5,481,148	4,958,693	5,481,148	4,958,693
Investments in subsidiaries and associate	*11, 19 (e)*	56,133,826	27,950,128	60,999,947	60,999,947
Property, plant and equipment	*12*	5,301,149,585	5,344,033,599	4,804,751,097	4,983,844,034
Cost of telephone services expansion project transferred to TOT Plc.	*13, 33 (a), 19 (e)*	22,374,785,409	24,430,564,578	22,403,605,832	24,469,926,901
Prepaid withholding income tax		330,226,449	351,186,935	277,012,098	303,917,135
Deposits and others	*14*	74,291,674	84,451,350	46,987,742	59,521,815
Total non-current assets		**28,142,068,091**	**30,243,145,283**	**27,598,837,864**	**29,883,168,525**
Total assets		**32,727,525,038**	**32,924,652,499**	**31,862,181,352**	**32,177,519,025**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2008 and 2007

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	2008	2007	2008	2007
			(in Baht)		
Current liabilities					
Trade accounts and notes payable	*15*	1,415,837,318	621,167,703	679,474,059	570,021,366
Payable to subsidiary and associate	*5*	954,187,585	469,733,631	1,349,013,461	336,174,867
Loans due upon demand	*19, 20*	19,083,570,168	4,242,713,623	19,083,570,168	4,242,713,623
Current portion of					
finance lease liabilities	*17*	49,533,191	41,317,143	-	-
Other payable and accrued expenses	*16*	843,188,830	819,990,075	777,584,982	608,443,024
Accrued interest expense		1,067,725,225	34,775,318	1,067,725,225	34,775,318
Advance revenue		177,850,873	108,153,304	28,412,345	48,485,956
Other current liabilities	*18*	196,504,532	136,058,351	96,911,596	96,502,004
Total current liabilities		**23,788,397,722**	**6,473,909,148**	**23,082,691,836**	**5,937,116,158**
Non-current liabilities					
Long-term loans	*19, 20*	-	14,546,379,503	-	14,546,379,503
Finance lease liabilities	*17*	57,335,921	94,286,300	-	-
Other non-current liabilities		17,267,128	17,900,274	-	-
Total non-current liabilities		**74,603,049**	**14,658,566,077**	**-**	**14,546,379,503**
Total liabilities		**23,863,000,771**	**21,132,475,225**	**23,082,691,836**	**20,483,495,661**
Equity					
Share capital					
Authorised share capital	*21*	70,000,000,000	70,000,000,000	70,000,000,000	70,000,000,000
Issued and paid-up share capital	*21*	32,424,842,610	32,424,842,610	32,424,842,610	32,424,842,610
Share premium	*25*	9,360,300,000	9,360,300,000	9,360,300,000	9,360,300,000
Share discount		(8,881,759,888)	(8,881,759,888)	(8,881,759,888)	(8,881,759,888)
Retained earnings (Deficit)					
Appropriated to legal reserve	*25*	63,358,478	63,358,478	63,358,478	63,358,478
Deficit		(24,102,216,933)	(21,174,563,926)	(24,187,251,684)	(21,272,717,836)
Total equity		**8,864,524,267**	**11,792,177,274**	**8,779,489,516**	**11,694,023,364**
Total liabilities and equity		**32,727,525,038**	**32,924,652,499**	**31,862,181,352**	**32,177,519,025**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of income

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
		(in Baht)			
Revenues					
Income from Telephone Services Expansion Joint-Investment Agreement	*27, 33*	3,829,224,796	4,203,435,425	3,829,224,796	4,203,435,425
Income from telecommunication service		2,968,494,416	1,623,843,742	-	-
Sales and service income		588,215,021	739,982,398	69,888,848	275,091,810
Interest income		1,968,496	6,390,770	859,756	1,474,372
Net foreign exchange gain		-	581,596,217	-	581,642,415
Share of profit from investment accounted for using the equity method	*11*	28,183,699	-	-	-
Other income	*5, 28*	234,533,297	358,125,680	422,210,266	454,631,603
Total revenues		**7,650,619,725**	**7,513,374,232**	**4,322,183,666**	**5,516,275,625**
Expenses					
Cost of sale of goods and rendering of services		2,712,703,965	1,901,877,311	57,005,337	201,058,757
Operating, administrative and general expenses	*5, 29, 30*	3,305,614,794	3,124,710,664	2,716,437,616	2,895,376,983
Depreciation and amortisation		2,923,048,192	3,050,012,709	2,836,409,730	3,017,351,374
Net foreign exchange loss		299,829,728	-	296,629,587	-
Directors' remuneration		8,128,667	9,850,000	8,128,667	9,850,000
Share of loss from investment accounted for using the equity method	*11*	-	11,787,448	-	-
Total expenses		**9,249,325,346**	**8,098,238,132**	**5,914,610,937**	**6,123,637,114**
Loss before interest and income tax expenses		**(1,598,705,621)**	**(584,863,900)**	**(1,592,427,271)**	**(607,361,489)**
Interest expense		(1,323,253,964)	(1,439,315,753)	(1,322,106,577)	(1,433,528,687)
Income tax expense		(5,693,422)	(4,044,080)	-	-
Loss for the year		**(2,927,653,007)**	**(2,028,223,733)**	**(2,914,533,848)**	**(2,040,890,176)**
Loss per share	*31*				
Basic		(0.90)	(0.62)	(0.90)	(0.63)
Diluted		-	-	-	-

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2008 and 2007

		Consolidated financial statements					
					Retained earnings (Deficit)		
	Note	Issued and paid-up share capital	Share premium	Share discount	Appropriated to legal reserve	Deficit	Total equity
				(in Baht)			
Balance at 1 January 2007		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(19,146,340,193)**	**13,820,401,007**
Loss for the year		-	-	-	-	(2,028,223,733)	(2,028,223,733)
Balance at 31 December 2007		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(21,174,563,926)**	**11,792,177,274**
Balance at 1 January 2008		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(21,174,563,926)**	**11,792,177,274**
Loss for the year		-	-	-	-	(2,927,653,007)	(2,927,653,007)
Balance at 31 December 2008		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(24,102,216,933)**	**8,864,524,267**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2008 and 2007

		Separate financial statements					
					Retained earnings (Deficit)		
	Note	Issued and paid-up share capital	Share premium	Share discount	Appropriated to legal reserve	Deficit	Total equity
				(in Baht)			
Balance at 1 January 2007		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(19,231,827,660)**	**13,734,913,540**
Loss for the year		-	-	-	-	(2,040,890,176)	(2,040,890,176)
Balance at 31 December 2007		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(21,272,717,836)**	**11,694,023,364**
Balance at 1 January 2008		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(21,272,717,836)**	**11,694,023,364**
Loss for the year		-	-	-	-	(2,914,533,848)	(2,914,533,848)
Balance at 31 December 2008		**32,424,842,610**	**9,360,300,000**	**(8,881,759,888)**	**63,358,478**	**(24,187,251,684)**	**8,779,489,516**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2008 and 2007

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in Baht)			
Cash flows from operating activities				
Loss for the year	(2,927,653,007)	(2,028,223,733)	(2,914,533,848)	(2,040,890,176)
Adjustments for				
Depreciation and amortisation	2,923,048,192	3,071,034,581	2,836,409,730	3,017,351,374
Interest income	(1,968,496)	(6,390,770)	(859,756)	(1,474,372)
Interest expense	1,323,253,964	1,439,315,753	1,322,106,577	1,433,528,687
Allowance for doubtful accounts	33,781,097	71,833,712	15,887,098	15,679,038
Allowance for loss of VAT refundable	-	3,969,414	-	-
Allowance (reversal of allowance) for inventories	(1,291,397)	3,358,709	(1,213,952)	740,168
Unrealised (gain) loss on exchange	299,725,600	(596,956,284)	296,368,171	(596,885,516)
Share of (profit) loss from investment accounted for using the equity method	(28,183,699)	11,787,448	-	-
Gain on disposal of equipment	(12,731,400)	(12,835,992)	(7,191,685)	(11,558,417)
Income tax expense	5,693,422	4,044,080	-	-
	1,613,674,276	1,960,936,918	1,546,972,335	1,816,490,786
Changes in operating assets and liabilities				
Trade accounts receivable	(572,163,120)	(318,409,397)	(331,539,379)	(139,751,180)
Receivable from subsidiaries and associate	(21,781,725)	(25,572,282)	(465,410,983)	(182,252,095)
Other accounts receivable	28,249,761	(25,937,217)	22,573,831	(19,570,505)
Inventories	8,641,854	(66,715,493)	26,989,330	(96,266,307)
Other current assets	88,851,461	113,468,684	107,476,854	188,247,836
Trade accounts and notes payable	789,421,057	137,208,051	107,561,564	202,355,283
Payable to subsidiary and associate	484,503,784	160,745,535	1,012,838,593	248,115,336
Other payable and accrued expenses	23,148,924	350,947,663	169,141,958	178,161,856
Other current liabilities	129,510,604	81,812,073	(19,664,019)	7,182,733
Withholding tax paid	(142,817,110)	(162,491,787)	(115,408,094)	(141,960,159)
Net cash provided by operating activities	**2,429,239,766**	**2,205,992,748**	**2,061,531,990**	**2,060,753,584**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2008 and 2007

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
		(in Baht)		
Cash flows from investing activities				
Interest received	2,009,883	6,583,391	859,753	1,474,545
Dividends received	-	1,999,986	-	-
Investment in associate	-	(7,499,948)	-	(7,499,948)
Advance for purchase of equipment	(5,481,148)	(4,958,693)	(5,481,148)	(4,958,693)
Proceeds from disposal of equipment	21,866,950	24,452,964	9,731,617	21,286,248
Purchase of property, plant and equipment	(567,989,563)	(438,265,304)	(353,155,215)	(295,980,969)
Increase in cost of telephone services expansion project transferred to TOT Plc.	(206,367,261)	(256,711,469)	(198,570,653)	(193,578,098)
Decrease (increase) in deposits and others	(10,163,141)	(920,919)	(7,788,745)	1,554,221
Net cash used in investing activities	**(766,124,280)**	**(675,319,992)**	**(554,404,391)**	**(477,702,694)**
Cash flows from financing activities				
Interest paid	(290,304,057)	(1,220,339,179)	(289,156,669)	(1,214,552,113)
Repayment of borrowings	-	(511,043,153)	-	(511,043,153)
Finance lease payments	(47,352,331)	(22,410,780)	-	-
Net cash used in financing activities	**(337,656,388)**	**(1,753,793,112)**	**(289,156,669)**	**(1,725,595,266)**
Net increase (decrease) in cash and cash equivalents	**1,325,459,098**	**(223,120,356)**	**1,217,970,930**	**(142,544,376)**
Cash and cash equivalents at beginning of year	199,789,419	422,909,775	51,149,162	193,693,538
Cash and cash equivalents at end of year	**1,525,248,517**	**199,789,419**	**1,269,120,092**	**51,149,162**

Non - cash transaction

In 2008, a subsidiary has acquired vehicle and equipment by way of financial lease amounting to Baht 18.6 million *(2007: Baht 106 million)*.

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries
Notes to the financial statements
For the years ended 31 December 2008 and 2007

Note **Contents**

These notes form an integral part of the financial statements.

These financial statements were authorised for issue by the directors on 26 February 2009.

1 General information

TT&T Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok 10320.

The Company was listed on the Stock Exchange of Thailand in May 1994.

As at 31 December 2008, the major shareholder is Jasmine International Public Company Limited which was incorporated in Thailand.

The principal activities of the Company and its subsidiaries (together referred to as the "Group") are operating telecommunication services.

The Company is the joint-undertaking of and investment in the expansion project of telephone services with TOT Public Company Limited ("TOT") in the Kingdom's provincial areas, including the installation of 1.5 million telephone lines. The Company started earning revenue in October 1993.

Details of the Company's subsidiaries as at 31 December 2008 and 2007 were as follows:

Name of entities	Type of business	Country of incorporation	Ownership interest 2008	2007
Direct subsidiaries				
TT&T Subscriber Services Co., Ltd. (TT&T SS)	Installation of dropwire and sale of telephone equipment and installation to subscribers and internet services.	Thailand	99.99%	99.99%
Triple T Global Net Co., Ltd. (TTT GN)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%
Indirect subsidiary				
Triple T Telecom Co., Ltd. (TTT TC)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%

2 Basis of preparation of the financial statements

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The financial statements are prepared in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions under the Royal Patronage of His Majesty the King ("FAP") and with generally accepted accounting principles in Thailand.

The Group has adopted the following new and revised Thai Accounting Standards (TAS) which were issued by the FAP during 2007 and effective for accounting periods beginning on or after 1 January 2008:

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not have any material impact on the consolidated and separate financial statements.

The FAP has issued during 2008 a number of revised TAS which are only effective for financial statements beginning on or after 1 January 2009 and have not been adopted in the preparation of these financial statements. These revised TAS are disclosed in note 35.

The financial statements are presented in Thai Baht, rounded in the notes to the financial statements to the nearest million, unless otherwise stated. They are prepared on the historical cost basis except as stated in the accounting policies.

The preparation of financial statements in conformity with TAS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. This judgments, estimates and assumptions are based on historical experience and various other factors, including management's assessment of the potential impact on the Group's operations and financial position of the global economic crisis. Accordingly, actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

3 Results of operations

Income from Telephone Services Expansion and Joint-Investment Agreement has declined from the previous year while telecommunication service income is growing. The Company had current liabilities which exceeded current assets by Baht 18,819 million and the Company and subsidiaries had current liabilities which exceeded current assets by Baht 19,203 million as at 31 December 2008. Total outstanding amount of the Company's long term loans were Baht 19,084 million of which Baht 4,313 million was in default of repayment terms as originally scheduled (see Note 20 to financial statements).

The Company has encountered liquidity problems because of the continuous decline of revenue from Basic Telephony Service and Public Telephony Services. The growth of revenues from Other Value Added Services and those related to Data Communication and High Speed Internet Services are insufficient to mitigate liquidity problems. In addition, increased debt services obligations in 2007 pursuant to conditions under loan agreements worsened the Company's liquidity position. In responding to the situation, the Company had negotiated with creditors for amendment of debt service conditions in accordance with the Company's financial position and asked for temporary delay of principal repayments, provided that all normal interest would be fully serviced.

Later on, the liquidity problem still persisted as a result of the mismatch between the Company's cashflow and debt service obligation under the loan agreements. The Company had tried to propose a number of adjusted repayment plans on various occasions but could not reach mutual agreement with the creditors. On 27 March 2008, the Security Agent notified the Company on their receipt of an Instructing Creditor Notice dated 25 March 2008 from one of the creditors demanding enforcement of security alleging that the Company has breached the agreements. The Company had objected to the enforcement of security and filing civil lawsuit against that creditor on the grounds that such exercise of right was against the contractual and legal rights, and the notification of enforcement of security had not complied with the required procedure under the Debt Restructuring Agreements and other related Security Agreements. To ensure continuation of business operation and to serve debt restructuring purposes including setting up new debt service conditions that appropriately meet with the Company's cashflow position, the Company filed the business rehabilitation petition to the Central Bankruptcy Court. As a result, the Company had to suspend payments of interest since April 2008, as well as suspending payment of principal loan due on June and December 2008 pursuant to clause 90/12 (9) of the Bankruptcy Act B.E. 2483.

Upon entering into rehabilitation process, the Company withdrew the civil lawsuit against creditor discussed above on 28 October 2008 due to the proceeding under the Civil Court become unnecessary.

On 7 November 2008, the Central Bankruptcy Court ordered that the Company undergoes the business rehabilitation and ordered the Official Receiver to call the creditor meeting to consider appointing the Planner. During the time when the Planner has not been appointed, the Central Court appointed the current management of the Company to be the Interim Executive with power and duties in managing the business and asset of the debtor under the supervision of the receiver until the Planner is appointed.

On 22 December 2008, the Official Receiver held a creditors meeting to consider appointing the Planner. On 14 January 2009, the Official Receiver informed the resolution of the meeting that the Company was elected as the Planner. The Official Receiver would subsequently report the creditors meeting resolution to the Central Bankruptcy Court for review and issuance of an appointment of Planner order thereafter. However, certain loan creditors have objected to the election of the Company as the plan preparer and there will be a meeting between the Official Receiver and the loan creditors on 2 March 2009 to consider the objections. The next Court hearing of appointment a plan preparer is on 17 March 2009.

In case that the Court orders an appointment of a plan preparer, the official receiver shall publish and advertisement the Central Bankruptcy Court order appointing a plan preparer in the Government Gazette. After that, creditors may file a claim for payment of debts from business reorganization within 1 month after the appointment of a plan preparer has been announced and the official receiver shall examine the debts and render a decision on whether such creditor will be allowed to vote and, if so, how much weight his vote will carry based on the debt owed to him. Then, the plan preparer shall prepare and submit the rehabilitation plan to the official receiver to call the creditor meeting to consider accepting the plan in accordance with clause 90/43 under the Bankruptcy Act which states that within 3 months after the appointment of the plan preparer is announced in the Government Gazette, the plan preparer shall send a plan to the receiver and shall have sufficient copies to be sent to all the creditors having voting right and the debtor. The Court may extend the time limit stipulated in paragraph 1 up to two more times, each extension not to exceed one month. After receiving the plan and copies from the plan preparer, the official receiver shall call a meeting of creditors with voting right as soon as possible in order to discuss whether to accept the plan or how to revise it. In case that the creditors vote not to accept the plan, abstain the vote, or do not attend the meeting, the Court may order a cancellation of the order granting a Business Reorganisation.

Currently, the company is still complying with a condition of the Loan Agreement by submitting the company's budget to the Instructing Group for monthly approval under Cash Flow Monitoring Procedures.

The management believes that the preparation of financial statements based upon the assumptions of continuation of business operation is appropriate. The management believes that the Company will be successful in the business rehabilitation process and also successful in the attempt to increase future revenue from Data Communications and Internet services with a focus on marketing strategies. In addition, the company is concentrating on reducing the operating costs and financial restructuring. Yet, the situation is still indecisive and might have an effect on the company's future operation and the continuation of the operation. The ultimate outcome of this matter is currently indeterminable. This financial statement has relied on the management's assessment of situation up to present period. Nonetheless, actual outcome may significantly differ from management current projection. The financial statements have been prepared on the assumption that the Company could carry on its' operation on the continuous basis. The financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4 Significant accounting policies

(a) Basis of consolidation

The consolidated financial statements relate to the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associate.

Significant intra-group transactions between the Company and its subsidiaries are eliminated on consolidation.

Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associate

Associate is that company in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associate on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

(b) Foreign currencies

Foreign currency transactions

Transactions in foreign currencies are translated to Thai Baht at the foreign exchange rates ruling at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Thai Baht at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the statement of income.

Non-monetary assets and liabilities measured at cost in foreign currencies are translated to Thai Baht using the foreign exchange rates ruling at the dates of the transactions.

(c) Cash and cash equivalents

Cash and cash equivalents in the statement of cash flows comprise cash balances, call deposits and highly liquid short-term investments. Bank overdrafts that are repayable on demand are a component of financing activities for the purpose of the statement of cash flows.

(d) Trade and other accounts receivable

Trade and other accounts receivable are stated at their invoice value less allowance for doubtful accounts.

The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments. Bad debts are written off when incurred.

(e) *Inventories*

Inventories are stated at the lower of cost and net realizable value.

Cost is calculated using the moving average cost principle, and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and to make the sale.

An allowance is made for all deteriorated, damaged and obsolete inventories.

(f) *Investments*

Investments in subsidiaries and associate

Investments in subsidiaries and associate in the separate financial statements of the Company are accounted for using the cost method. Investment in associate in the consolidated financial statements is accounted for using the equity method.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognised in the statement of income.

If the Group disposes of part of its holding of a particular investment, the deemed cost of the part sold is determined using the weighted average method applied to the carrying value of the total holding of the investment.

(g) *Property, plant and equipment*

Owned assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Leased assets

Leases in terms of which the Group substantially assumes all the risk and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases is capitalised at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statement of income.

Capitalised interest

The Company capitalises interest relating to the installation cost as part of the telephone service expansion project. The capitalisation of interest is discontinued when the installation is completed.

Depreciation and amortisation

Depreciation is charged to the statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

Leasehold improvements	5	years
Buildings and improvements	20	years
Furniture, fixtures and office equipment	5	years
Tools and equipment	5	years
Network equipment	5-15	years
Public telephones and equipment	3-7	years
Vehicles	5	years
Dropwire	15	years

The Company amortises cost of telephone services expansion project transferred to TOT over the remaining period of the Concession Agreement with TOT (up to October 2018) commencing from the date on which the assets or the ownership are transferred.

No depreciation is provided on freehold land or assets under construction and installation.

(h) Impairment

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income.

Calculation of recoverable amount

The recoverable amount of assets is the greater of the assets' net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

Impairment losses recognised in prior periods in respect of non-financial assets are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(i) Trade and other accounts payable

Trade and other accounts payable are stated at cost.

(j) Employee benefit

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the statement of income as incurred.

(k) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(l) Revenue

Revenue excludes value added taxes and is arrived at after deduction of trade discounts.

Income from Telephone Services Expansion Joint-Investment Agreement

The Company recognises income on the Concession Agreement based on the sharing percentage specified in the agreement, computed on the income from telephone service charges which TOT bills the customers monthly. If the cut-off date of the telephone services performed recorded in the bills does not coincide with the month-end date, the Company computes the volume of telephone services performed from the cut-off date to the month-end date and records this as service income of the corresponding month (Full Accrual Method).

In the event that the recorded income is judged to be uncollectible, the Company will consider making an allowance for doubtful accounts equal to the amount of the estimated loss.

Sale of goods and services rendered

Revenue is recognised in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there is continuing management involvement with the goods or there are significant uncertainties regarding recovery of the consideration due, associated costs or the probable return of goods.

Revenue from services rendered is recognised using the percentage of completion method, measured by work performed to date as a percentage of total services to be performed.

Installation service income is recognised when services are rendered.

Monthly fee of internet service income is recognised monthly at the rate stipulated in the agreements.

Interest and dividend income

Interest income is recognised in the statement of income as it accrues. Dividend income is recognised in the statement of income on the date the Group's right to receive payments is established.

(m) Expenses

Operating leases

Payments made under operating leases are recognised in the statement of income on a straight line basis over the term of the lease. Contingent rentals are charged to the statement of income for the accounting period in which they are incurred.

Finance costs

Interest expenses and similar costs are charged to the statement of income for the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to be prepared for its intended use or sale. The interest component of finance lease payments is recognised in the statement of income using the effective interest rate method.

Other income and expense is recognised on the accrual basis.

(n) Income tax

Income tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date and applicable to the reporting period, and any adjustment to tax payable in respect of previous years.

5 Related party transactions and balances

Related parties are those parties linked to the Group and the Company as shareholders or by common shareholders or directors. Transactions with related parties are conducted at prices based on market prices or, where no market price exists, at contractually agreed prices.

Relationships with related parties that control or jointly control the Company or are being controlled or jointly controlled by the Company or have transactions with the Company/Group were as follows:

Name of entities	**Country of incorporation/ nationality**	**Nature of relationships**
TT&T Subscriber Services Co., Ltd.	Thailand	Subsidiary, 99.99% shareholding, some common directors
Triple T Global Net Co., Ltd.	Thailand	Subsidiary, 99.99% shareholding, some common directors
Triple T Broadband Plc.	Thailand	Associate, 9.09% shareholding, more than 50% of directors are representatives of the Company
Jasmine Telecom Systems Plc.	Thailand	Affiliate of Jasmine International Plc. Group
Smart Highway Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Loxbit Plc.	Thailand	Joint director with the Company

Name of entities	Country of incorporation/ nationality	Nature of relationships
Jasmine Internet Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Acumen Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Siam Teltech Computer Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Professional Computer Co., Ltd.	Thailand	Joint director with the Company
Jastel Network Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Mono Entertainment Co., Ltd.	Thailand	The chairman is a director of the Company
Premium Asset Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Loxley Plc.	Thailand	Shareholders, joint director with the Company

The pricing policies for particular types of transactions are explained further below:

Transactions	Pricing policies
Consultancy service income	Agreed in the agreement
Rental and service	Agreed in the agreement
Sales of goods and supplies	Cost plus margin 1 - 11%
Purchase and installation equipment	Agreed in the agreement
Maintenance equipment	Agreed in the agreement
Commission	Agreed in the agreement
Telecommunication services	Agreed in the agreement
Other expenses	Actual incurred
Interest expense	Fixed deposit interest rate plus 0.5%

Significant transactions for the years ended 31 December 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Subsidiaries				
Consultancy service income	-	-	22	20
Rental and service income	-	-	171	50
Sales of goods and supplies	-	-	1	100
Other income	-	-	12	14
Purchase and installation equipment	-	-	225	193
Purchase and maintenance equipment	-	-	66	98
Other expenses	-	-	126	120
Interest expense	-	-	6	-
Associate				
Consultancy service income	88	109	88	109
Rental and service income	436	363	436	363
Equipment installation service income	3	80	3	80
Sales of goods and supplies	2	3	2	3
Other income	20	18	20	18
Telecommunication services expense	1,641	1,145	-	-

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Other related parties				
Rental and service income	37	15	-	-
Rental and service expenses	152	104	6	15
Purchase equipment	443	187	441	150
Loss on disposal of asset	3	-	-	-

Balances as at 31 December 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Receivable from subsidiaries and associate				
TT&T Subscriber Services Co., Ltd.	-	-	570	175
Triple T Global Net Co., Ltd.	-	-	102	13
Triple T Broadband Plc.	194	174	150	169
Total	**194**	**174**	**822**	**357**
Work in progress				
Triple T Broadband Plc. (note 8)	**101**	**113**	**101**	**113**
Advance for purchase of equipment				
Jasmine Telecom Systems Plc.	**-**	**1**	**-**	**1**
Payable to subsidiary and associate				
TT&T Subscriber Services Co., Ltd.	-	-	1,347	336
Triple T Global Net Co., Ltd.	-	-	1	-
Triple T Broadband Plc.	954	469	1	-
Total	**954**	**469**	**1,349**	**336**
Payable to related companies				
(Part of the trade accounts payable in the balance sheets)				
Jasmine Telecom System Plc.	218	209	218	206
Jasmine Internet Co., Ltd.	-	2	-	-
Siam Teltech Computer Co., Ltd.	309	93	309	93
Professional Computer Co., Ltd.	3	2	3	2
Jastel Network Co., Ltd.	35	15	-	-
Loxley Plc.	1	-	1	-
Total	**566**	**321**	**531**	**301**

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
(Part of the other payable and accrued expenses in the balance sheets)				
Smart Highway Co., Ltd.	20	17	20	17
Acumen Co., Ltd.	27	25	26	25
Jasmine International Plc.	1	-	1	-
Premium Assets Co., Ltd.	8	-	8	-
Triple T Internet Co., Ltd.	1	-	-	-
Total	**57**	**42**	**55**	**42**

Significant agreements with related parties

The Company entered into car rental agreements with a subsidiary to provide dropwire maintenance services. The monthly rental expense is Baht 7.75 million. The agreements are valid for 1-4 years and renewable each time for a year. Either signatory to the agreement may terminate by informing at least 15 days in advance.

On 1 October 2006, the Company entered into car rental agreements with a subsidiary to provide public telephone service. The monthly rental income is Baht 2.16 million. The agreements are valid for one year and renewable each time for a year. Either signatory to the agreement may terminate by informing at least 15 days in advance.

The Company entered into a service and consultancy service agreement with a subsidiary under which the Company will provide technical assistance and financial, legal and marketing consultancy services to the subsidiary. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days.

In 2005, the Company novated a contract for the supply of the customer service system and the related contracts for the End User Software License Agreement from a subsidiary in the amount of USD 26 million and the Support and Maintenance Agreement in the amount of USD 3.1 million per year. As at 31 December 2008, the Company had commitment for payments under the terms and conditions stipulated in the contracts in the amount of USD 4.78 million *(2007: USD 10.8 million).*

On 1 January 2006, the Company has entered into building lease agreement with a subsidiary for 3 years and is renewable on a 3 years basis with an annual rental fee of Baht 3 million. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 90 days.

On 1 May 2006, the Company entered into an agreement to provide circuit rental to a related company for a monthly fee according to the rate and conditions specified in the agreement. The agreement is valid until 26 October 2018.

On 1 May 2006, a related company entered into an agreement to provide Telecom Network to a subsidiary for a monthly fee according to the rate and conditions specified in the agreement. The agreement is valid until 26 October 2018.

On 1 May 2006, the Company entered into contract with a related company under which the Company provides services in management, financial and accounting, marketing, advertising and public relations, legal advisory and assistant, technique and maintenance of telecom network for the related company. The Company receives remuneration at the rate and conditions specified in the agreement. The contract is valid for one year and is renewable on an annual basis.

On 1 May 2006, the Company entered into the equipment rental agreement with a related company for a monthly fee according to the rate specified in the agreement. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days.

On 1 September 2006, a related company entered into a building lease agreement with a subsidiary with the monthly rental fee according to the rate specified in the agreement. The agreement is valid for 3 years.

On 1 October 2006, a subsidiary entered into a coin telephone rental agreement with the Company. The rental is charged on a monthly basis according to the rate stated in the agreement. The contract parties have the right to terminate by giving advance written notice to the counterparty of not less than 30 days in advance.

On 1 October 2006, the Company entered into an overall management, repair and maintenance public telephone contract with a subsidiary. The subsidiary is responsible for installation, transit, maintenance of public telephones, including collection of coins from those public telephones. The Company is compensated according to the rate and condition specified in the contract. The subsidiary has to pay for facilities for staff working in the Company's area at the monthly rate per staff as stated in the contract. The contract is valid for one year and is renewable on an annual basis unless otherwise agreed.

The Company and a subsidiary entered into a purchase and installation equipment agreement under the Telephone Services Expansion Project for 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are determined through a bidding process and will be used as reference prices in the next pricing. As at 31 December 2008, the Company had commitments for payment of equipment under the aforesaid agreements in the amounts of approximately Baht 3 million *(2007: Baht 55 million)*, the Company and subsidiaries had commitments for payment of equipment under the aforesaid agreements in the amounts of approximately Baht 33 million *(2007: Baht 57 million)*.

The Company provides the fixed line telephone and value added services to the subsidiaries and various related companies.

A subsidiary had long-term land and building lease agreements with the Company and a related person for periods of 1 to 3 years for its operating sites with a rental fee of approximately Baht 356,000 per month.

On 1 January 2007, the Company has entered into building lease agreements for 3 years with a related company. The Company will receive annual rental fees totalling approximately Baht 484,200.

On 20 March 2007, a subsidiary has entered into telecommunication network rental agreement with a related company for the purpose of rendering service to its customers. The agreement is valid for 1 year and renewable on an annual basis. The rental fee is paid on a monthly basis according to the rate specified in the agreement. The contract parties have the right to terminate by giving advance written notice to the counterparty 30 days.

In 2008, the Company entered into an agreement with a subsidiary. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for the related company clients, including help solving all the problems requested to the related company's customers.

- Arrange the printing of receipts and/or invoices (Billing).

The Company is compensated on a monthly basis according to the rate and condition stated in the contract. The contract is valid for one year with an option to extend for an additional year. The contract parties may terminate the contract by giving advance written notice to the counterparty of not less than 60 days.

In 2008, a subsidiary entered into the high speed leased circuit rental agreements with a related company whereby the latter will provide services in relation to high speed leased circuit management for a period of 1 year with an option to renew for another year. The Company commits to pay a monthly service fee of approximately Baht 0.3 million.

In 2008, the Company entered into business and marketing joint undertaking agreements with two subsidiaries under which the Company agrees to sell, resale or lend telecommunication services including joint undertaking to expand marketing. The agreement is valid for one year and is renewable on an annual basis. The agreement parties may terminate it by giving advance notice to another of not less than 60 days. The Company agreed to give discount to such subsidiary at the specific rate in the agreement of service fee rendered to customers.

The Company has installed equipment for an associate. The cost of installation incurred to 31 December 2008 was Baht 101 million *(2007: Baht 113 million)*.

6 Cash and cash equivalents

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
Cash on hand	28	20	5	7
Cash at bank - saving and current accounts	1,488	174	1,264	44
Fixed deposits	7	4	-	-
Short-term investments with maturity date within 3 months	2	2	-	-
Total	**1,525**	**200**	**1,269**	**51**

Cash and cash equivalents of the Group and the Company as at 31 December 2008 and 2007 were denominated entirely in Thai Baht.

7 Trade accounts receivable

Aging analyses for trade accounts receivable were as follows:

	Consolidated financial statements					
	Within credit terms	Overdue: Less than 3 months	Overdue: 3-6 months	Overdue: 6-12 months	Overdue: Over 12 months	Total
	(in million Baht)					
As at 31 December 2008						
TOT at agreed rates	246	223	197	262	407	1,335
TOT at rates pending agreement (see note 27 (b))	-	1	4	6	457	468
VAT on the assets transferred	-	-	-	-	7	7
Receivables from internet service	257	128	45	34	31	495
Trade receivables - others	37	50	10	5	8	110
	540	402	256	307	910	2,415
Less allowance for doubtful accounts						(399)
Net						**2,016**
As at 31 December 2007						
TOT at agreed rates	345	178	96	143	252	1,014
TOT at rates pending agreement (see note 27 (b))	1	6	7	16	427	457
VAT on the assets transferred	-	2	1	4	4	11
Receivables from internet service	134	99	24	30	27	314
Trade receivables - others	17	18	5	1	6	47
	497	303	133	194	716	1,843
Less allowance for doubtful accounts						(366)
Net						**1,477**

	Separate financial statements					
	Within credit terms	Overdue: Less than 3 months	Overdue: 3-6 months	Overdue: 6-12 months	Overdue: Over 12 months	Total
	(in million Baht)					
As at 31 December 2008						
TOT at agreed rates	246	223	197	262	407	1,335
TOT at rates pending agreement (see note 27 (b))	-	1	4	6	457	468
VAT on the assets transferred	-	-	-	-	7	7
Trade receivables - others	10	11	10	5	8	44
	256	235	211	273	879	1,854
Less allowance for doubtful accounts						(290)
Net						**1,564**

	Separate financial statements					
	Within credit terms	Overdue: Less than 3 months	3-6 months	6-12 months	Over 12 months	Total
	(in million Baht)					
As at 31 December 2007						
TOT at agreed rates	345	178	96	143	252	1,014
TOT at rates pending agreement (see note 27 (b))	1	6	7	16	427	457
VAT on the assets transferred	-	2	1	4	4	11
Trade receivables - others	17	12	5	1	5	40
	363	198	109	164	688	1,522
Less allowance for doubtful Accounts						(275)
Net						1,247

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Bad and doubtful debts expenses for the year	33	65	15	10

The normal credit term granted by the Group ranges from 30 days to 60 days.

As at 31 December 2008, TOT at agreed rates included a receivable from Triple T Broadband Plc, an associated company of Baht 558 million, which is pending to pay TOT and then TOT is pending to share to the Company. In addition, the Company also has net receivable from Triple T Broadband Plc., which is presented in receivable from subsidiaries and associate and payable to subsidiary and associate of Baht 149 million, totaling Baht 707 million, of which Baht 190 million is more than one year overdue. Triple T Broadband Plc may be dependent upon receipt of a net Baht 909 million due to it by TT&T Subscriber Services Co., Ltd, a subsidiary of the Company. TT&T Subscriber Services Co., Ltd, may be dependent upon receipt of a net Baht 564 million due to it by the Company in order to meet that liability. The Company is, currently, restricted to only making payments that are approved by the cash flow monitoring agent (see Note 3). No provision has been made in these financial statements for any allowance against the amount due to the Company by Triple T Broadband Plc. The management has an opinion that refer to Note 3 and Civil and Commercial Code section 303 interval 1 and section 341 interval 1, the Company is able to follow up debt and has the legal rights.

As at 31 December 2008, TOT at rates pending agreement included receivables in respect of other value added services such as T-Pin, T-SMS and ADSL, amounting to Baht 468 million *(2007: Baht 457 million)*. The Company has not received its share of income from TOT. The Company has recorded the income sharing at the rates initially agreed with TOT (see note 27 (b) to the financial statements). The Company has not made any allowance for doubtful collectibility of this amount as, per agreement between the parties, TOT maintains monies in a separately designated and restricted account for settlement with the Company once rates are agreed.

Trade accounts receivable of the Group and the Company as at 31 December 2008 and 2007 were denominated entirely in Thai Baht.

8 Inventories

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
		(in million Baht)			
Merchandise		68	73	12	59
Spare parts for repair and maintenance					
- outside plant system		197	207	193	207
- switching system and transmission system		47	50	47	50
Work in progress for Triple T Broadband Plc.	*5*	101	113	101	113
Other work in progress		12	27	-	-
		425	470	353	429
Less allowance for decline in value		(20)	(21)	(15)	(16)
Net		**405**	**449**	**338**	**413**

9 Accrued income

	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
	(in million Baht)			
Accrued income from telephone services	101	104	101	104
Accrued income from long distance telephone services	27	26	27	26
Total	**128**	**130**	**128**	**130**

10 Other current assets

	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
	(in million Baht)			
Equipment lend to subscribers	-	35	-	-
Prepaid long distance circuit rental	35	37	35	37
Prepaid expenses	20	21	17	20
Value added tax	165	65	63	14
Others	57	43	17	11
Total	**277**	**201**	**132**	**82**

11 Investments in subsidiaries and associate

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
At 1 January	28	34	61	54
Share of profits (losses) of investment - equity method	28	(11)	-	-
Dividend income	-	(2)	-	-
Payment for share capital of associate	-	7	-	7
At 31 December	**56**	**28**	**61**	**61**

Changes in equity of the subsidiary

During 2005, the Company requested its creditors to approve the formation of Triple T Broadband Co., Ltd. ("TTT BB"), a subsidiary at that time. Further, according to the extraordinary general meetings of shareholders of TTT BB No. 2/2006 on 16 August 2006 and 3/2006 on 31 August 2006 a special resolution was passed to authorise TTT BB to increase its registered capital by Baht 100 million to Baht 110 million by issue of 10 million common shares of Baht 10 per share. The new issued shares were to be offered to existing shareholders in the proportion 10 new shares for one old share.

The Company, with approval granted by the Board of Directors' meeting No. 7/2006 held on 13 September 2006, renounced its rights to subscribe to 9,999,930 additional shares as an existing shareholder of TTT BB since the Company, under its loan covenants, was not able to maintain the status of TTT BB as its subsidiary and provide financial support to TTT BB. In order to enable TTT BB to proceed with its investment plan to comply with the conditions set out in its license for telecommunication business type 3 granted by the National Telecommunication Commission (NTC), on 13 September 2006, the Company agreed with Acumen Company Limited (Acumen), which is a subsidiary of Jasmine International Public Company Limited, the major shareholder of the Company, to subscribe for the shares that the Company had renounced in order to temporarily support the business of TTT BB. However, the Company and Acumen intended that the shareholders of the Company should share fair benefit with Acumen if the business of TTT BB is profitable as expected. Therefore, the Company and Acumen have entered into a memorandum of undertaking which has a condition that Acumen shall provide financial support to TTT BB during the time that TTT BB is a subsidiary of Acumen and Acumen will allow the shareholders of the Company to purchase the newly-issued shares and/or the existing shares of TTT BB held by Acumen in order to adjust the shareholding proportion for joint shareholding in TTT BB on the date of the initial public offering of TTT BB or after 3 years from the date of the memorandum (if TTT BB cannot offer its shares to public within such period). In this regard, if the public offering of TTT BB shares has occurred, the purchase price of such shares shall be at par value (Baht 10) plus premium at the rate of 20% per year (which is considered as the return for the investment of Acumen) or the public offering price of ordinary shares of TTT BB, whichever is lower. If the public offering does not occur, the purchase price shall be at fair price estimated by an independent financial advisor approved by the Securities and Exchange Commission, Thailand. The Company had reported the increase of TTT BB's capital and the renouncement of its rights to subscribe to the increase share capital of TTT BB to its creditors. Acumen paid for the increased share capital on 13 September 2006 and TTT BB has registered the increased share capital with the Ministry of Commerce on 22 September 2006. Consequently, the Company's proportion of shareholding in TTT BB decreased from 99.99% to 9.09% of the outstanding shares with the result that the

Company no longer had control over TTT BB. The Company has reclassified investment in TTT BB as investment in associate because the Company has significant influence over TTT BB by:

- representation on the TTT BB's board of directors
- participation in policy making processes
- material transactions between the Company and TTT BB
- provision of essential technical information

Subsequently, by virtue of the resolution of TTT BB's Extraordinary General Meeting of Shareholders No. 4/2007 held on 29 August 2007, TTT BB changed its status from private company limited to public company limited for offering its ordinary shares to the public. It had been resolved to increase its registered capital in the amount of Baht 1,090 million from previously Baht 110 million to Baht 1,200 million and reduced the par value of its shares from Baht 10 per share to Baht 1 per share. The newly-issued shares will be allocated:

(1) in the amount not greater than 950 million shares, to the shareholders of the Company whose names appear in the share register book of the Company on the date that TTT BB files with the Office of the Securities and Exchange Commission ("SEC") the application requesting approval for the offering of its ordinary shares to the public (of which the Extraordinary General Meeting of Shareholders of TTT BB No. 1/2007 held on 17 November 2007, has resolved to amend to give right to the shareholders of the Company whose names appear in the share register book of the Company on the date which the share register book is closed for the purpose of the right of determination to purchase the newly-issued shares of TTT BB) and

(2) in the amount not greater than 140 million shares, to the Company.

The aforementioned 1,090 million shares increase in TTT BB will enable the shareholders of the Company to purchase the 950 million newly-issued shares of which if the shareholders of TT&T purchase all the shares allocated to them, the shareholding proportion in TTT BB by Acumen together with the Jasmine International Public Company Limited Group and shareholders of TT&T will be the same as the shareholding proportion in the Company by Acumen together with the Jasmine International Public Company Limited Group and shareholders of TT&T as of the right determination date. The purchase price of such shares shall be at par value (Baht 1) add up with premium value at the rate of 20% per year (which is considered as the return for the investment of Acumen) or the public offering price of ordinary shares of TTT BB, whichever is lower. The Company is also allowed to purchase the newly-issued shares in TTT BB in the amount of 140 million shares at the same price as the shareholders of TT&T. Moreover, Acumen and/or Jasmine International Public Company Limited Group are not prohibited from holding and/or subscribing to the newly-issued ordinary shares of TTT BB which are left unsubscribed by the shareholders of TT&T, provided that such holding and/or subscribing to shares is in compliance with applicable law and regulation.

The Company had been informed by TTT BB that TTT BB had submitted the application requesting for an approval for the offering of its ordinary shares to public to the SEC on 21 November 2007. On 19 June 2008, the SEC sent the letter to TTT BB, informing that the SEC was unable to extend the period of supporting information submission as TTT BB requested and also returned the form of filing for the permission for the public offering and the updated registration statement to TTT BB. The right of the Company and the Company's shareholders to purchase the newly-issued shares of TTT BB as previously disclosed in the references remains unchanged.

In the third quarter of year 2007, the Company paid for the remaining portion of shares acquired in TTT BB amounting to Baht 7.5 million.

Dividend payment

On 30 April 2007, the annual general meeting of the shareholders of TTT BB had approved for dividend payment from the profit of 2006 to shareholders at the rate of Baht 2 per share, totaling Baht 22 million. The dividend was paid on 29 June 2007. The subsidiaries had no dividend payment.

Investments in subsidiaries and associate as at 31 December 2008 and 2007, and dividend income from those investments for the years then ended were as follows:

Consolidated financial statements

	Ownership interest		Paid-up capital		Cost method		Equity method		Dividend income	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	%					(in million Baht)				
Associate										
Triple T Broadband Plc. and its subsidiary	9.09	9.09	110	110	10	10	56	28	-	2

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Dividend income	
	2008	2007	2008	2007	2008	2007	2008	2007
	%				(in million Baht)			
Subsidiaries								
TT & T Subscriber Services Co., Ltd. and its subsidiary	99.99	99.99	50	50	50	50	-	-
Triple T Global Net Co., Ltd.	99.99	99.99	1	1	1	1	-	-
Associate								
Triple T Broadband Plc. and its subsidiary	9.09	9.09	110	110	10	10	-	2
Total			**161**	**161**	**61**	**61**	**-**	**2**

The following summarised financial information on associate which has been accounted for using the equity method is not adjusted for the percentage of ownership held by the Group:

	Ownership	Total assets	Total liabilities	Total revenues	Profit (loss)
2008	*(%)*		*(in million Baht)*		
Triple T Broadband Plc. and its subsidiary	9.09	3,238	2,617	1,738	307
2007					
Triple T Broadband Plc. and its subsidiary	9.09	1,816	1,502	1,230	164

12 Property, plant and equipment

Consolidated financial statements

	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network equipment	Public Telephone	Vehicles	Dropwire	Assets under installation	Total
					(in million Baht)						
Operating assets											
Cost											
At 1 January 2007	787	30	956	832	409	4,500	1,479	283	404	1,109	10,789
Additions	1	3	-	48	13	167	-	35	-	276	543
Disposals	-	(1)	-	(12)	-	-	(15)	(10)	-	-	(38)
Transfers	(1)	-	-	2	-	648	10	-	-	(512)	147
At 31 December 2007	787	32	956	870	422	5,315	1,474	308	404	873	11,441
Additions	2	2	1	75	4	204	-	11	-	326	625
Disposals	-	-	-	(5)	-	-	(3)	(31)	-	-	(39)
Transfers	-	-	-	3	-	143	-	-	-	(146)	-
At 31 December 2008	789	34	957	943	426	5,662	1,471	288	404	1,053	12,027
Accumulated depreciation											
At 1 January 2007	67	12	481	597	323	2,527	1,053	151	127	-	5,338
Depreciation charge for the year	4	4	48	91	26	418	151	52	26	-	820
Disposals	-	-	-	(10)	-	-	(7)	(9)	-	-	(26)
Transfers	-	-	-	(1)	-	-	-	1	-	-	-
At 31 December 2007	71	16	529	677	349	2,945	1,197	195	153	-	6,132
Depreciation charge for the year	3	4	47	86	24	332	89	48	27	-	660
Disposals	-	-	-	(4)	-	(1)	(3)	(22)	-	-	(30)
At 31 December 2008	74	20	576	759	373	3,276	1,283	221	180	-	6,762
Net book value											
Owned assets	716	16	427	193	73	2,296	277	64	251	873	5,186
Assets under finance leases	-	-	-	-	-	74	-	49	-	-	123
At 31 December 2007	716	16	427	193	73	2,370	277	113	251	873	5,309
Owned assets	715	14	381	184	53	2,270	188	31	224	1,053	5,113
Assets under finance leases	-	-	-	-	-	116	-	36	-	-	152
At 31 December 2008	715	14	381	184	53	2,386	188	67	224	1,053	5,265

	Consolidated financial statements										
	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network equipment	Public Telephones	Vehicles	Dropwire	Assets under installation	Total
					(in million Baht)						
Non-operating assets											
Cost											
At 1 January 2007	76	-	14	-	-	-	-	-	-	-	90
Additions/Deductions	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2007	**76**	-	**14**	-	-	-	-	-	-	-	**90**
Additions/Deductions	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2008	**76**	-	**14**	-	-	-	-	-	-	-	**90**
Accumulated depreciation											
At 1 January 2007	-	-	8	-	-	-	-	-	-	-	8
Depreciation charge for the year	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2007	-	-	**8**	-	-	-	-	-	-	-	**8**
Depreciation charge for the year	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2008	-	-	**8**	-	-	-	-	-	-	-	**8**
Allowance for impairment											
At 1 January 2007	45	-	2	-	-	-	-	-	-	-	47
Additions/Deductions	(1)	-	-	-	-	-	-	-	-	-	(1)
At 31 December 2007	**44**	-	**2**	-	-	-	-	-	-	-	**46**
Additions/Deductions	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2008	**44**	-	**2**	-	-	-	-	-	-	-	**46**
Net book value											
At 31 December 2007	**32**	-	**4**	-	-	-	-	-	-	-	**36**
At 31 December 2008	**32**	-	**4**	-	-	-	-	-	-	-	**36**

	Consolidated financial statements										
	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network equipment	Public Telephones	Vehicles	Dropwire	Assets under installation	Total
					(in million Baht)						
Total net book value											
Operating assets	716	16	427	193	73	2,370	277	113	251	873	5,309
Non-operating assets	32	-	4	-	-	-	-	-	-	-	36
At 31 December 2007	**748**	**16**	**431**	**193**	**73**	**2,370**	**277**	**113**	**251**	**873**	**5,345**
Total net book value											
Operating assets	715	14	381	184	53	2,386	188	67	224	1,053	5,265
Non-operating assets	32	-	4	-	-	-	-	-	-	-	36
At 31 December 2008	**747**	**14**	**385**	**184**	**53**	**2,386**	**188**	**67**	**224**	**1,053**	**5,301**

Separate financial statements

	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network equipment	Public Telephones	Vehicles	Dropwire	Assets under installation	Total
					(in million Baht)						
Operating assets											
Cost											
At 1 January 2007	782	24	914	793	409	4,500	1,479	168	404	1,090	10,563
Additions	-	2	-	35	13	7	-	-	-	236	293
Disposals	-	(1)	-	(10)	-	-	(15)	(7)	-	-	(33)
Transfers	-	-	-	2	(1)	632	10	-	-	(495)	148
At 31 December 2007	**782**	**25**	**914**	**820**	**421**	**5,139**	**1,474**	**161**	**404**	**831**	**10,971**
Additions	1	3	1	25	4	124	-	1	-	236	395
Disposals	-	-	-	(5)	-	-	(3)	(18)	-	-	(26)
Transfers	-	-	-	1	-	72	-	-	-	(73)	-
At 31 December 2008	**783**	**28**	**915**	**841**	**425**	**5,335**	**1,471**	**144**	**404**	**994**	**11,340**
Accumulated depreciation											
At 1 January 2007	66	12	478	579	323	2,527	1,053	115	126	-	5,279
Depreciation charge for the year	5	4	45	78	25	406	151	24	27	-	765
Disposals	-	-	-	(8)	-	-	(7)	(6)	-	-	(21)
At 31 December 2007	**71**	**16**	**523**	**649**	**348**	**2,933**	**1,197**	**133**	**153**	**-**	**6,023**
Depreciation charge for the year	3	3	43	68	24	295	89	19	27	-	571
Disposals	-	-	-	(4)	-	-	(3)	(16)	-	-	(23)
At 31 December 2008	**74**	**19**	**566**	**713**	**372**	**3,228**	**1,283**	**136**	**180**	**-**	**6,571**
Net book value											
Owned assets											
At 31 December 2007	**711**	**9**	**391**	**171**	**73**	**2,206**	**277**	**28**	**251**	**831**	**4,948**
At 31 December 2008	**709**	**9**	**349**	**128**	**53**	**2,107**	**188**	**8**	**224**	**994**	**4,769**

Separate financial statements

	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network equipment	Public Telephones	Vehicles	Dropwire	Equipment under installation	Total
					(in million Baht)						
Non-operating assets											
Cost											
At 1 January 2007	76	-	14	-	-	-	-	-	-	-	90
Additions/Deductions	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2007	76	-	14	-	-	-	-	-	-	-	90
Additions/Deductions	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2008	76	-	14	-	-	-	-	-	-	-	90
Accumulated depreciation											
At 1 January 2007	-	-	8	-	-	-	-	-	-	-	8
Depreciation charge for the year	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2007	-	-	8	-	-	-	-	-	-	-	8
Depreciation charge for the year	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2008	-	-	8	-	-	-	-	-	-	-	8
Allowance for impairment											
At 1 January 2007	45	-	2	-	-	-	-	-	-	-	47
Additions/Deductions	(1)	-	-	-	-	-	-	-	-	-	(1)
At 31 December 2007	44	-	2	-	-	-	-	-	-	-	46
Additions/Deductions	-	-	-	-	-	-	-	-	-	-	-
At 31 December 2008	44	-	2	-	-	-	-	-	-	-	46
Net book value											
At 31 December 2007	32	-	4	-	-	-	-	-	-	-	36
At 31 December 2008	32	-	4	-	-	-	-	-	-	-	36

Separate financial statements

	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network equipment	Public Telephones	Vehicles	Dropwire	Equipment under installation	Total
					(in million Baht)						
Total net book value											
Operating assets	711	9	391	171	73	2,206	277	28	251	831	4,948
Non-operating assets	32	-	4	-	-	-	-	-	-	-	36
At 31 December 2007	**743**	**9**	**395**	**171**	**73**	**2,206**	**277**	**28**	**251**	**831**	**4,984**
Total net book value											
Operating assets	709	9	349	128	53	2,107	188	8	224	994	4,769
Non-operating assets	32	-	4	-	-	-	-	-	-	-	36
At 31 December 2008	**741**	**9**	**353**	**128**	**53**	**2,107**	**188**	**8**	**224**	**994**	**4,805**

The gross amount of fully depreciated property, plant and equipment and that was still in use as at 31 December 2008 in the consolidated financial statements amounted to Baht 2,466 million *(2007: Baht 2,289 million)* and in the Company's separate financial statements amounted to Baht 2,420 million *(2007: Baht 2,260 million).*

According to the terms of the annex to the Concession Agreement regarding the public telephone issue, dated 20 August 1997 (refer to note 33 (b) to the financial statements), the Company has to handover the public telephones including booths, and certain tools and equipment included in property, plant and equipment to TOT by the end of 25 years from 30 June 1994. As at 31 December 2008, the public telephone and tools and equipment had net book values of Baht 208 million *(2007: Baht 303 million).*

13 Cost of telephone services expansion project transferred to TOT Plc.

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Equipment and installation cost	37,328	37,119	37,357	37,158
Land and building (including specific tax)	1,788	1,788	1,788	1,788
Cost of assets transferred from deferred project cost	11,425	11,425	11,425	11,425
Cost transferred from spare parts for repair and maintenance	215	215	215	215
Cost of computer system to remedy the Y2K problem	184	184	184	184
Special project cost	18	18	18	18
Cost of project expansion	23	23	23	23
PEA pole adjustment	(631)	(631)	(631)	(631)
	50,350	50,141	50,379	50,180
Less accumulated amortisation	(27,975)	(25,710)	(27,975)	(25,710)
Net	**22,375**	**24,431**	**22,404**	**24,470**

The amortisation charge for the year 2008 is Baht 2,265 million *(2007:Baht 2,250 million)* in the consolidated and separate financial statements.

According to the conditions of the Joint Operate and Joint Investment Agreement for telephone services expansion, the Company had transferred to TOT all equipment together with land and buildings acquired by the Company relating to this project and recorded as "Cost of telephone services expansion project transferred to TOT Plc." The Company amortises these costs as expenses over the remaining period of the concession (up to October 2018), commencing from the date on which the assets or the ownership are transferred. The Company has to insure all the transferred assets and let TOT as a joint beneficiary. The Company was allowed to utilise and maintain equipment pertaining to the system, land, buildings and other assets which were acquired by the Company and transferred to TOT. In addition, according to the condition as stated in the security agreements which made between the Company and the creditors (see notes 19 (e) and 20 to the financial statements), the Company has executed the Conditional Novation of Concession to conditionally transfer rights and obligation under the Joint Operate and Joint Investment Agreement to TT&T Associate Company Limited, a local company established to hold benefit of all rights and obligations under the Concession transferred to it for the purpose of protecting the interests of the secured creditors should there be event of default occur and continuing and the creditors enforces security on the Conditional Novation of Concession.

14 Deposits and others

Deposits and others in the consolidated financial statements as at 31 December 2008, included guarantees for bidding on projects of Baht 7 million *(2007: Baht 9.5 million).*

15 Trade accounts payable

		Consolidated financial statements		Separate financial statements	
	Note	2008	2007	2008	2007
		(in million Baht)			
Related parties	*5*	566	321	531	301
Other parties		850	300	148	269
Total		**1,416**	**621**	**679**	**570**

The currency denomination of trade accounts payable as at 31 December was as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Thai Baht (THB)	869	348	216	297
United States Dollars (USD)	547	273	463	273
Total	**1,416**	**621**	**679**	**570**

16 Other payable and accrued expenses

		Consolidated financial statements		Separate financial statements	
	Note	2008	2007	2008	2007
			(in million Baht)		
Related parties	*5*	57	42	55	42
Other parties		786	778	723	566
Total		**843**	**820**	**778**	**608**

Other payable and accrued expenses consisted of:-

		Consolidated financial statements		Separate financial statements	
	Note	2008	2007	2008	2007
			(in million Baht)		
Accrued long distance circuit rental	*33 (d)*	106	123	106	123
Accrued conduit rental	*33 (e)*	10	10	10	10
Accrued gateway expense	*29*	3	5	3	5
Accrued lease circuit		501	313	500	164
Accrued bonus		-	69	-	63
Others		223	300	159	243
Total		**843**	**820**	**778**	**608**

17 Finance lease liabilities

Finance lease liabilities as at 31 December were payable as follows:

	Consolidated financial statements					
	2008			2007		
	Principal	Interest	Payments	Principal	Interest	Payments
			(in million Baht)			
Within one year	49	16	65	41	7	48
After one year but within five years	57	3	60	94	7	101
Total	**106**	**19**	**125**	**135**	**14**	**149**

Finance lease liabilities of the Group as at 31 December 2008 and 2007 were denominated entirely in Thai Baht.

18 Other current liabilities

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
		(in million Baht)		
Value added tax	161	96	76	64
Withholding tax	17	30	10	22
Others	18	10	11	10
Total	**196**	**136**	**97**	**96**

19 Prior debt restructuring

The creditors and the Company agreed to proceed with filing the petition for the business rehabilitation sponsored by the Central Bankruptcy Court in conformity with Bankruptcy Act B.E. 2542 on 8 May 2000. The Court ordered the Company's rehabilitation and appointed the Company as the planner on 29 May 2000 without any other Creditors' objection. The Creditors overwhelmingly voted in favor of the plan on 21 December 2000 and the Central Bankruptcy Court approved the Company's plan on 27 December 2000. Based on the Company's rehabilitation plan, the outstanding debts as at 3 September 2001 (Closing Date) which the Company owed to financial creditors, major suppliers, debts to related companies, small contractors and the subordinated loan (excluding debts to bureaucratic creditors) were restructured by partial payment, conversion of loans to the Company's common shares and revision of conditions in the loan agreement. The Company entered into debt restructuring agreements with financial creditors and major suppliers on 29 June 2001 in accordance with the Company's rehabilitation plan. There were a number of contracts, as listed below, including the amendment agreement dated 14 September 2004, signed between the Company and its creditors, which have been effective since the closing date on 3 September 2001.

(a) Common Terms Agreement

This agreement was made between TT&T Public Company Limited, TT&T Subscriber Services Company Limited, TT&T Value Added Service Company Limited, financial creditors and major suppliers. The Common Terms Agreement is the main agreement and supersedes all other previous agreements in covering conditions agreed between contract parties on the terms and obligations of each parties under the Company's debts restructuring plan. The main contents of the Common Terms Agreement are described as follows;

- The Company and creditors have agreed on the basis that all the Company's indebtedness including letters of guarantees are to be adjusted, amended and restructured in accordance with the US$ Loan Agreement, Baht Loan Agreement and Intercreditor Loan Agreement.
- In the event of default where creditors have to bear consequential costs, expenses or any other obligations, the Company undertakes the responsibility to reimburse the creditors for such costs, expenses and obligations.
- The Company shall guarantee that its subsidiary, namely TT&T Subscriber Services Company Limited, is the guarantor for the Company's indebtedness.
- The Company shall use its best endeavours to search for new equity investor(s) to develop the Company's future businesses.
- The Company's cash flows shall be strictly controlled and paid out through the cash flow waterfall mechanism.

(b) Intercreditor Agreement

The main objective of this Intercreditor Agreement is to identify the rights of the secured creditors in Tranche A, B and C, Senior Secured Creditors, Junior Secured Creditors, Instructing Group, the Security Agent (Kasikornbank Public Company Limited), and the Facility Agents (Krung Thai Bank Public Company Limited as Baht Facility Agent and ABN AMRO Bank N.V., Singapore Branch, as USD Facility Agent)

(c) USD Loan Agreement

The objective of this agreement is to restructure the existing USD debts amounting to approximately USD 418.1 million that the Company owed to creditors without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installment shall be on 30 June 2002 and the last installment on 30 June 2017. The USD interest payment calculation shall be divided into market and sub-market portions, based on fixed rate and LIBOR plus the agreed rate specified in the agreement.

(d) Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debt of Baht 13,926.9 million that the Company owed to creditors without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment shall be on 30 June 2002 and the last installment on 30 June 2017. The Baht interest payment calculation shall be divided into market and sub-market portion, based on MLR plus or minus the agreed rate specified in the agreement.

(e) Security Agreements

The Security Agreements comprise of several related agreements, which have the same intention to secure the loans under the restructured debts including all obligations that the Company has delivered and transferred to the Security Agent. The said agreements refer to pledge of shares that the Company holds in TT&T Subscriber Services Company Limited, Condition Assignment of Accounts with the Security Agent, pledge of Account with the Security Agent, Assignment of Insurances and Pledge of Accounts as well as Conditional Assignment of Accounts with each of account banks.

In addition, the Company has executed a Conditional Novation of Concession to conditionally transfer rights and obligations under the Concession to TT&T Associate Company Limited, a local company established to hold benefit of all rights and obligations under the Concession transferred to it for the purpose of protecting the interests of the secured creditors should there be event of default occur and continuing and the creditors enforce security on Conditional Novation of Concession.

As at 31 December 2008, the cash at bank totaling Baht 1,264 million *(2007: Baht 44 million)* are provided as collateral to the creditors in accordance with the debt restructuring agreements.

(f) Baht Facility Agent Fee Letter

The Company has entered into an agreement with Krung Thai Bank Public Company Limited, as the Baht Facility Agent, who shall provide administrative services for the Company on the Baht Loans. The Company is obliged to pay the annual service fee at an agreed rate until 1 January 2005 whereas the fee after 1 January 2005 is subject to further negotiation between the Company and Krung Thai Bank Public Company Limited.

(g) USD Facility Agent Fee Letter

The Company entered into an agreement with Credit Lyonnais (presently named CALYON) as the USD Facility Agent who shall provide administrative services for the Company on the USD Loan. However, CALYON had resigned from the role of USD Facility Agent and, on 29 January 2007, the Company has engaged into an agreement with ABN AMRO Bank N.V., Singapore Branch, as the new USD Facility Agent with the obligation of annual service fees so long as the USD Loans outstanding. The agreeable service fee and the period of service are subjected to negotiation between both parties, including the time that ABN AMRO Bank N.V. needs to provide their administrative services to the Company.

(h) Security Agent Fee Letter

The Company has entered into the agreement with Kasikornbank Public Company Limited as the Security Agent, who shall verify and guarantee that all the Company's financial transactions are in accordance with the Common Terms Agreement. The Company is obliged to pay an annual service fee at the agreed rate.

(i) Instructing Group Fee Letter

The Company has entered into the agreement with the Instructing Group members, comprising of 4 creditor representatives at present. The Company is obliged to pay the annual service fee as well as the reasonable out-of-pocket expenses to each member.

(j) Appointment Letter for the Monitoring Accountants

The Company has entered into an agreement with a company to act as the Monitoring Accountants under the Common Terms Agreement. The Company is obliged to pay a service fee at the agreed rate.

20 Loans due upon demand

	Note	31 December 2007 *(in million Baht)*
US Dollar loan	*19 (c)*	8,333
Baht loan	*19 (d)*	10,456
		18,789
Less portion due within one year		(2,328)
default principal		(1,915)
Net loans classified as long term		**14,546**

As at 31 December 2008, Company's long term loans were Baht 19,084 million of which Baht 919 million was the principal amount due on 30 June 2007 and Baht 1,028 million was due on 31 December 2007. These amounts were in default of repayment terms when the Company petitioned for rehabilitation on 22 April 2008. In addition, a further principal repayment of Baht 1,183 million was due on 30 June 2008 and Baht 1,183 million was due on 31 December 2008 under the loan terms, totally Baht 4,313 million in default of the original loan repayment schedule. Any creditors and debt payment, except payments made in the normal course of business transactions, are prohibited under Section 90/12 of the Bankruptcy Act whilst the Company is subject to rehabilitation. Default interest of Baht 115 million and USD 1.39 million (equivalent to Baht 48.97 million) has been accrued in respect of the period in which loan repayments have not been made.

On 27 March 2008, the Security Agent sent a notice to the Company notifying that the Security Agent received from one creditor, on 25 March 2008, an Instructing Creditor Notice to enforce securities by asserting that the Company was in breach of loan agreements. On 28 July 2008, the Security Agent, acting on the instructions of the Instructing Creditor, sent notices to the Company notifying that all of the loans (together with all accrued interest) be immediately due and payable on the date of the notice. The notice would render the whole of the loans to be in default from that date and default interest may be applicable on the total loan rather than the scheduled repayments not made. Additional default interest of Baht 396 million would be chargeable in these circumstances. The Company has not provided for this additional default interest on the grounds that they dispute whether the Company has breached agreements which derive from a prior restructuring under rehabilitation. These loans are classified under "loans due upon demand" in the balance sheet as at 31 December 2008.

21 Share capital

Authorised and issued share capital

	Par value per share (Baht)	2008 Number	2008 Amount	2007 Number	2007 Amount
		(in million shares / million Baht)			
Authorised					
At 1 January and 31 December					
Common shares	*10*	7,000	70,000	7,000	70,000
Issued and paid up					
At 1 January and 31 December					
Common shares	*10*	3,242	32,425	3,242	32,425

Unissued share capital

	Unissued at 1 January 2008	Issued during the year	Unissued at 31 December 2008
	(Number of shares : million shares)		
Common shares of Baht 10 each allotted for			
(a) debt/equity conversion to Class 7 Creditors	2	-	2
(b) debt/equity conversion to Class 8 Creditors	1	-	1
(c) debt/equity conversion to Class 1 & 2 Creditors	1	-	1
(d) exercise of Restructuring Plan Warrants	284	-	284
(e) offer to directors and employees of the Group	142	-	142
(f) offer to			
- reserved for exercise of Tranche C Warrant	279	-	279
- reserved for exercise of the Company's warrant	39	-	39
- investors on a private placement	3,010	-	3,010
	3,758	-	3,758

In compliance with the Company's rehabilitation plan, on 10 May 2001, the Board of Directors approved to decrease and increase the Company's registered share capital including the issuance and offering of Restructuring Plan Warrants (refer to detail in note 23) and Tranche C Warrants (refer to detail in note 24) as follows:

(1) To decrease the Company's registered share capital of Baht 2,500 million to cancel all of the 250 million common shares previously authorised but not yet issued. As a result, the Company will have a remaining registered share capital of Baht 11,250 million (1,125 million shares at par value of Baht 10).

(2) To increase the Company's registered share capital by Baht 58,750 million resulting in the registered share capital amounting to Baht 70,000 million by means of the issue of 5,875 million new common shares at par value of Baht 10 to the Company's creditors, new investors and reserving a portion for the holders of Restructuring Plan Warrants and Tranche C Warrants pursuant to the Company's rehabilitation plan and reserving for the issue of shares to the directors and employees of the Company and subsidiaries. On 28 August 2001, the Board of Directors approved the revised share allotment as follows:

a) 960 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 7 Creditors (related trade creditors).

b) 524 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 8 Creditors (related subordinated loan creditors).

c) 207 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 1 and 2 Creditors (a portion of loans owed to financial institutions and trade creditors - Tranche C Entitlement).

d) 284 million common shares with the exercise price of Baht 4.85 per share will be allotted for the exercise of Restructuring Plan Warrants to be granted to creditors and shareholders.

e) 142 million common shares in an amount not exceeding 5% of the total number of the Company's issued shares will be allotted for offering to directors and employees of the Company and subsidiaries.

f) 3,758 million common shares will be allotted for offering on a private placement basis to new equity investors pursuant to the Notification of the Office of the Securities and Exchange Commission dated 18 May 1992 (and any amendment thereto) and/or be allotted to reserve for the exercise of Tranche C Warrants ("TCW1" and "TCW2").

Debt/Equity conversion price as per items a), b) and c) and the exercise price of the warrants per item d) is Baht 4.85 per share pursuant to the conditions stipulated in the Company's rehabilitation plan. With respect to the price of share in respect of items e) and f), such price cannot be presently determined because it will depend on the market price of the shares and other conditions in the future.

Share allotment f) was revised as follows:

(1) The Extraordinary General Meeting of shareholders No. 2/2002 held on 19 December 2002 passed a resolution for the reallocation of 3,758 million shares allocated for offering to investors on a private placement basis and/or to reserve for the exercise of Tranche C Warrants. The purpose of the reallocation of shares was to serve the issuing of 37 million new shares for debt settlement with PEA.

(2) The Extraordinary General Meeting of shareholders No. 1/2003 held on 30 September 2003 passed a resolution for the issuance and offering of the Company's share warrants or Tranche C Warrants to Tranche C Creditors as specified in the Company's Rehabilitation Plan and reserved ordinary shares by 672 million shares for the exercise of Tranche C Warrants by Tranche C Creditors (see note 24 to the financial statements).

(3) The 2005 Annual General Meeting of shareholders held on 28 April 2005 passed a resolution for the incorporation of additional objectives for allocation of the remaining 3,048,850,758 ordinary shares as follows:

- To reserve 39,000,000 shares for the exercise of the Company's warrants, i.e. warrants issued under the Company's Debt Restructuring Plan (RPW) and warrants offered to Tranche C Creditors for two portions (TCW1 and TCW2). This is in reserve for the exercise right adjustment which may cause an increase in the original rate of exercise right (if any).

- To reserve 3,009,850,758 shares for offering all or part thereof to investors on a private placement basis according to the Notification of the Securities and Exchange Commission.

- If there are any capital increase ordinary shares remaining from the reserve for the exercise of the Company's warrants as a result of the Company's right adjustment and the allocation for offering to investors on a private placement basis as described above, such remaining ordinary shares shall be allocated for public offering at the offer price of not less than Baht 4.10 per share. The Company must have accumulated loss at the time of issuance of offering the shares.

22 Equity Stock Option Plan Warrants offer to the directors and the executives of the Company and its subsidiaries (ESOP Warrants)

On 28 August 2007, the Company allocated ESOP Warrants 2006/1 in the amount of 59,701,600 units and ESOP Warrants 2006/2 in the amount of 22,088,589 units to the directors and the executives of the Company and/or its subsidiaries. After the allocation, 3,798,400 units of ESOP warrants 2006/1 and 14,411,411 units of ESOP warrants 2006/2 remain unallocated. These warrant units will be recorded when the warrant holders exercise their right to buy the Company's common shares.

The details of ESOP Warrants 2006/1 are as follows:

Type of warrant	:	Bearer and non-transferable right to purchase common shares of the Company. The exception for the transfer is by way of inheritance or the transfer to the beneficiaries or approval by the Executive Board Meeting of the Company.
Amount of warrants offered	:	63.5 million units
Offering price per unit	:	Baht 0 per unit
Exercise ratio	:	1 warrant : 1 common share
Exercise price	:	Baht 5 per share
Number of common shares allotted and reserved for the warrants	:	63.5 million shares
Issuing and offering date	:	28 August 2007
Maturity of warrants	:	5 years from the issuing and offering date
Proportion of warrants allowed for exercised	:	In year 1 : exercisable up to 20% of the total warrants allocated.
	:	In year 2 : exercisable up to 40% of the total warrants allocated.
	:	In year 3 : exercisable up to 60% of the total warrants allocated.
	:	In year 4 : exercisable up to 80% of the total warrants allocated.
	:	In year 5 : exercisable up to 100% of the total warrants allocated.

As at 31 December 2008, no ESOP Warrants 2006/1 holders had exercised their rights.

The details of ESOP Warrants 2006/2 are as follows:

Type of warrant	:	Bearer and non-transferable right to purchase common shares of the Company. The exception for the transfer is by way of inheritance or the transfer to the beneficiaries or approval by the Executive Board Meeting of the Company.
Amount of warrants offered	:	36.5 million units
Offering price per unit	:	Baht 0 per unit
Exercise ratio	:	1 warrant : 1 common share
Exercise price	:	Baht 7 per share
Number of common shares allotted and reserved for the warrants	:	36.5 million shares
Issuing and offering date	:	28 August 2007
Maturity of warrants	:	5 years from the issuing and offering date
Proportion of warrants allowed for exercised	:	In year 1 : exercisable up to 20% of the total warrants allocated.
	:	In year 2 : exercisable up to 40% of the total warrants allocated.
	:	In year 3 : exercisable up to 60% of the total warrants allocated.
	:	In year 4 : exercisable up to 80% of the total warrants allocated.
	:	In year 5 : exercisable up to 100% of the total warrants allocated.

As at 31 December 2008, no ESOP Warrants 2006/2 holders had exercised their rights.

23 Restructuring Plan Warrants ("RPW")

Under the debt restructuring agreements, the Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders totaling 281,155,610 units. These warrants were exercisable within 5 years after 1 October 2001. Such warrants can only be exercised by means of a cash payment to the Company. Holders of 141,708 warrant units had exercised their rights to buy the Company's common shares. The outstanding 281,013,902 units unexercised had expired after the last exercise date in 2006.

24 Tranche C Warrants ("TCW1" and "TCW2")

The details of Tranche C warrants are as follows:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Maturity	:	5 years
Offering	:	Offer to certain group of creditors of the Company pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	:	3,758 million shares
Secondary market	:	The Company will not register the warrants as listed securities on the Stock Exchange of Thailand.

At the Extraordinary General Meeting of Shareholders No. 1/2003 held on 30 September 2003, a resolution was passed approving the issuance and offering of the Company's share warrants or Tranche C Warrants to Tranche C Creditors as specified in the Company's Rehabilitation Plan in two separate portions. The first portion shall be offered at 25% of total Tranche C Loans as at the date 24 months after the Closing Date (First Trigger Date), which was 3 September 2001, and issued by 31 December 2003. The second portion shall be offered at 75% of total Tranche C Loans as at the date 30 months after the Closing Date (Second Trigger Date) and issued by March 2004. These warrants are exercisable within 5 years from the issuing date at the exercise price of Baht 10 per share by cash payment or by exchanging with Tranche C Loans, with an exercise ratio at 1 unit of warrant to 1 common share.

On 31 December 2003, the Company issued the first portion of Tranche C Warrants ("TCW 1") to Tranche C Creditors in the amount of 148,777,887 units. As at 31 December 2008, holders of 108,703,391 warrant units had exercised their rights to buy the Company's common shares. During the years ended 31 December 2008 and 2007, no warrant holders had exercised their rights. The outstanding 40,074,496 units unexercised had expired after the last exercise date in 2008.

On 31 March 2004, the Company issued the second portion of Tranche C Warrants ("TCW 2") to Tranche C Creditors in the amount of 443,995,171 units. As at 31 December 2008, holders of 284,167,281 warrant units had exercised their rights to buy the Company's common shares. During the years ended 31 December 2008 and 2007, no warrant holders had exercised their rights.

The balances of unexercised warrants are as follows:

	Units				Exercise by cash or debt/ equity conversion (Baht/share)	Expiry date
	Warrants unexercised at 1 January	Warrants issued	Warrants exercised	Warrants unexercised at 31 December		
2008 and 2007						
TCW 2	159,827,890	-	-	159,827,890	10	30 March 2009

25 Reserves

Share premium

Section 51 of the Public Companies Act B.E. 2535 requires companies to set aside share subscription monies received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

Legal reserve

Section 116 of the Public Companies Act B.E. 2535 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

26 Segment information

Segment information is presented in respect of the Group's business segments. The primary format, business segments is based on the Group's management and internal reporting structure.

Segment results, assets and liabilities included items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest or dividend earning assets and revenue, borrowings and expenses, and corporate assets and expenses.

Business segments

The Group comprises the following main business segments:

Segment 1	Fixed line telephone service and value added services
Segment 2	Sales of goods
Segment 3	Telecommunication services
Segment 4	Cable wiring service and others

Geographic segments

Management considers that the Group operates in a single geographic area, namely in Thailand, and has, therefore, only one major geographic segment.

Business segment results

	Fixed line telephone service and value added services		Sales of goods		Telecommunication services		Cable wiring service and others		Unallocated		Total		Elimination		Total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
									(in million Baht)							
Revenues	3,618	4,170	271	369	3,711	2,163	552	564	-	-	8,152	7,266	(766)	(700)	7,386	6,566
Interest income	-	-	-	-	-	-	-	-	14	8	14	8	(12)	(2)	2	6
Other income	-	-	-	-	-	-	-	-	427	1,037	427	1,037	(164)	(96)	263	941
Total revenues	3,618	4,170	271	369	3,711	2,163	552	564	441	1,045	8,593	8,311	(942)	(798)	7,651	7,513
Cost of sales and services	-	-	207	257	2,920	1,744	439	537	-	-	3,566	2,538	(853)	(637)	2,713	1,901
Depreciation and amortisation	2,836	3,017	-	-	-	-	-	-	91	40	2,927	3,057	(4)	(8)	2,923	3,049
Unallocated other expenses	-	-	-	-	-	-	-	-	3,739	3,334	3,739	3,334	(126)	(187)	3,613	3,147
Total expenses	2,836	3,017	207	257	2,920	1,744	439	537	3,830	3,374	10,232	8,929	(983)	(832)	9,249	8,097
Profit (loss) before interest and income tax expenses	782	1,153	64	112	791	419	113	27	(3,389)	(2,329)	(1,639)	(618)	41	34	(1,598)	(584)

Business segment financial positions

	Fixed line telephone service and value added services		Sales of goods		Telecommunication services and others		Cable wiring services and others		Unallocated		Total		Elimination		Total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
								(in million Baht)								
Property, plant and equipment	4,769	4,948	-	-	-	-	304	341	192	19	5,265	5,308	-	-	5,265	5,308
Project cost transferred to TOT Plc.	22,404	24,470	-	-	-	-	-	-	-	-	22,404	24,470	(29)	(40)	22,375	24,430
Unallocated other assets	-	-	-	-	-	-	-	-	7,360	3,922	7,360	3,922	(2,272)	(735)	5,088	3,187
Total assets	27,173	29,418	-	-	-	-	304	341	7,552	3,941	35,029	33,700	(2,301)	(775)	32,728	32,925
Loans	19,084	18,789	-	-	-	-	-	-	-	-	19,084	18,789	-	-	19,084	18,789
Unallocated other liabilities	-	-	-	-	-	-	-	-	6,960	2,944	6,960	2,944	(2,181)	(601)	4,779	2,343
Total liabilities	19,084	18,789	-	-	-	-	-	-	6,960	2,944	26,044	21,733	(2,181)	(601)	23,863	21,132

27 International long-distance telephone income from neighbouring countries and other value added service income

(a) International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognise revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated.

(b) Other value added service income

The Company earns income from other value added services, i.e. T-Pin, T-SMS and ADSL, etc, the rates of income sharing for which are pending agreements of, and under negotiation with TOT. Therefore, the Company has recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT (see note 7 to the financial statements).

28 Other income

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
Gain on sale of assets	12	13	6	12
Management fee income	88	108	109	128
Technical and advisory services for internet services	23	64	104	64
Equipment rental income	16	20	78	34
Value added service income	18	45	19	45
Scrap sales	10	25	10	25
Claim income	7	8	7	8
DSLAM rental income	5	26	5	26
Facility income	16	16	16	16
Others	39	33	68	97
Total	**234**	**358**	**422**	**455**

29 Operating, administrative and general expenses

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Personnel expense	1,257	1,220	1,135	1,097
Traveling expense	140	125	115	108
Utilities	244	216	235	221
Advertising and promotion	330	116	28	53
Repair and maintenance	365	537	396	562
Rental	158	144	146	136
Lease circuit and mix traffic	398	484	398	473
Gateway expense	8	11	8	11
Doubtful debt	118	72	22	16
Others	288	200	233	218
Total	**3,306**	**3,125**	**2,716**	**2,895**

30 Personnel expenses

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Salaries and wages	1,146	1,110	1,035	998
Contribution to defined contribution plans	47	46	43	42
Others	64	64	57	57
Total	**1,257**	**1,220**	**1,135**	**1,097**

The defined contribution plan comprises provident fund established by the Group for its employees. Membership to the fund is on a voluntary basis. Contributions are made monthly by the employees at rates ranging from 3% to 7% of their basic salaries and by the Group at rates ranging from 3% to 7% of the employees' basic salaries. The provident fund is registered with the Ministry of Finance as a juristic entity and is managed by a licensed Fund Manager.

31 Loss per share

Basic loss per share

The calculations of basic loss per share for the years ended 31 December 2008 and 2007 were based on the loss for the years attributable to equity holders of the Company and the number of ordinary shares outstanding during the years as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million shares/million Baht)			
Loss attributable to equity holders of the Company (basic)	(2,928)	(2,028)	(2,915)	(2,041)
Number of shares outstanding (basic)	3,242	3,242	3,242	3,242
Loss per share (basic) *(in Baht)*	**(0.90)**	**(0.62)**	**(0.90)**	**(0.63)**

Diluted loss per share

The calculations of diluted loss per share for the years ended 31 December 2008 and 2007 were based on the loss for the years attributable to equity holders of the Company and the number of ordinary shares outstanding during the years after adjusting for the effects of common stock equivalents, on the assumption that the warrant holders had exercised their rights to convert their warrants wholly into common shares.

The Company did not present diluted loss per share for the years ended 31 December 2008 and 2007, because the warrants are anti-dilutive as their conversion to common shares would reduce loss per share.

32 Financial instruments

Financial risk management policies

The Group is exposed to normal business risks from changes in market interest rates and currency exchange rates and from non-performance of contractual obligations by counterparties. The Group does not hold or issue derivative financial instruments for speculative or trading purposes.

Interest rate risk

Interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and its cash flows.

The Group has not entered into any interest rate hedging contracts because following the Company's debt restructuring, interest rates for loans are based on the money market floating interest rates.

Foreign currency risk

After the Company's debt restructuring, the repayment period will be longer and therefore the risk associated with the volatility of foreign exchange rates to the Company will also be affected in the long term. At present, the Company has no policy to enter into foreign exchange hedging contracts to reduce the risk of foreign exchange losses on purchase commitments, repayment of loans and interest payable.

At 31 December, the Group and the Company were exposed to foreign currency risk in respect of financial assets and liabilities denominated in the following currencies:

		Consolidated financial statements		**Separate financial statements**	
	Note	2008	2007	2008	2007
United States Dollars		*(in million Baht)*			
Trade accounts payable	*15*	547	273	463	273
Loans	*20*	8,628	8,333	8,628	8,333
Gross balance sheet exposure		9,175	8,606	9,091	8,606
Currency forwards		-	-	-	-
Net exposure		**9,175**	**8,606**	**9,091**	**8,606**

Credit risk

Credit risk is the potential financial loss resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Group as and when they fall due.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. However, due to the large number of parties comprising the Group's customer base, management does not anticipate material losses from its debt collection. In addition, pursuant to the existing loan agreements, the Company is unable to provide any kind of lending to subsidiaries or other entities.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group's operations and to mitigate the effects of fluctuations in cash flows.

Fair values

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. In determining the fair value of its financial assets and liabilities, the Group takes into account its current circumstances and the costs that would be incurred to exchange or settle the underlying financial instrument.

The Group uses the methods and assumptions for estimating fair value of its financial instruments as follows:

Cash on hand and at banks, short-term investments - the book values are similar to the fair value since these financial instruments are held on a short term basis.

Trade and other receivables and accrued income - the book values are similar to the fair value since these financial instruments will be due and settled within a short period.

Investment in subsidiaries and associate - investment in subsidiaries and associate have no market value. The fair value can be reasonably calculated from the net assets of the subsidiaries and associate that are close to the carrying value in the balance sheet.

Trade accounts payable, other payable and accrued expenses - the book values are similar to the fair value since these financial instruments will be due in short period.

Loans - the book values are similar to the fair values since these financial instruments bear money market floating interest rates.

33 Agreements and commitments with non-related parties

(a) Telephone services expansion joint - investment agreement

On 2 July 1992, the Company entered into the agreement with TOT for joint operation and joint investment for expansion of the telephone services by one million numbers in the provincial telephone area, and on 21 September 1995, the Company entered into the amendment to the agreement for joint operation and joint investment for expansion of telephone services by additional five hundred thousand numbers, making the total 1.5 million numbers. In addition, the Company had an obligation to finish installation by 30 September 1996. Under the provisions of this agreement, the Company is committed, among others, to undertake the following:

- Procurement, installation, project management and maintenance of the equipment pertaining to the systems including land and buildings prescribed in the agreement in order that the telephone services are in place for the public service within the time period specified in the agreement. The Company is also committed to transfer to TOT all equipment pertaining to such systems together with land and buildings acquired by the Company relating to this project.
- Insure all risks for all the equipment pertaining to the systems, buildings and other assets being transferred to TOT.
- Establish the billing system and transfer the ownership of the system to TOT.
- At the date of signing the agreement, the Company had to place bank guarantees totalling Baht 1,000 million with TOT as performance guarantees. However, after TOT had accepted telephone network equipment pursuant to the concession agreement totalling 750,000 numbers, the Company reduced the bank guarantee to Baht 250 million since 1 November 1996. In the second quarter of 2002, the Company received the letter of guarantee amounting to Baht 250 million from TOT.

In consideration thereof, the Company and TOT both agreed, as specified in the agreement, to share at a certain percentage revenue generated by the telephone network installed by the Company. In the case that the Company has net income in excess of a specified level, the Company has to share such excess amount as specified in the agreement for a period of 25 years. In addition, TOT allowed the Company to utilise and maintain equipment pertaining to the system, land, buildings and other assets which were acquired by the Company and transferred to TOT in accordance with certain criteria and conditions specified in the agreement.

(b) The addendum to the concession agreement

Public Telephone

On 20 August 1997, the Company entered into the Addendum to the Concession Agreement regarding public telephone which allows the Company to operate 15,000 public telephones in the provincial area. This is considered as part of the basic telephone lines that the Company has the right to install under the Concession Agreement. The Company had to install the total public telephones and provide the service within 960 days after the signing date. The Company obtains revenue share at the rate of 76.5% of the revenue after deduction of value added tax and sharing to the TOT. The deadline to install all 15,000 payphones was 6 April 2000.

On 25 January 2005, the Company signed the Addendum of the Concession Agreement regarding provision of the public telephone service (No.2) for 10,000 additional numbers which the Company had to install within 360 days from the date of signing the agreement. The Company receives remuneration from the income sharing at the rate agreed in principle regarding the public telephones.

The Fault Complaint Reception and Dropwire Maintenance Service

On 24 December 1997, the Company signed with TOT the Addendum to the Amended Concession Agreement regarding the Fault Complaint Reception and Dropwire Maintenance Service which is the duty of TOT specified in the Concession Agreement. TOT agreed to pay the Company for the actual cost plus 5% of that cost but not exceeding the rate determined in the Addendum. The Company began providing this service on 1 March 1998. Afterwards, the company and TOT had agreed to amend the Addendum to the Amended Concession Agreement regarding the Fault Complaint Reception and Dropwire Maintenance Service in the various issues in order to have better active action in the work, which TOT had agreed to pay the Company for the operating costs by payment of lump sum at the rate and using the method of calculation as specified in the addendum to the agreement with effect from December 2005 onwards.

The Benefit from Transferred Assets under the Agreement

On 11 September 2006, the Company and TOT mutually signed the Addendum of the Concession Agreement regarding the benefit from transferred assets, under which the Company was entitled to allow others to make use of the equipment, land and buildings, and other assets provided and managed by the Company, and also on the building space built by the Company on the TOT land. The Company and TOT also agreed on the income sharing arising from the use of the above-stated assets by others according to the rate and term stated in the Addendum of the Concession Agreement.

Personal Cordless Telephone (PCT)

On 19 September 1996, the Company signed with TOT an Addendum to the Amended Concession Agreement regarding the improvement or changing of technology of the network for introduction of Personal Cordless Telephones (PCT). Under the terms and conditions stipulated in the Addendum, the Company had the obligation to install a number of cell stations within a certain period of time as specified in the said Addendum. TOT also agreed to permit the Company to provide PCT service for the telephone numbers under TOT's provincial network. Because of the economic crisis which occurred in 1997, the Company requested for the termination of the PCT contract without compensation or an extended installation period until the economic situation recovered. Presently, the results of this matter are still to be resolved.

(c) The mutual agreement in the market testing on the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234)

According to the mutual agreement in the market testing on the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234), there have been several extended market testing periods. At present, the Company and TOT agreed to extend the testing period to 31 December 2008. According to the agreement, the Company has to rent using the IP network from TOT in order to provide the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234) during the market testing period as mutually agreed at the rate of 30% of the service rate as specified in the agreement or at the service rate during the sale promotion period based on the calculating method specified in the agreement.

(d) Long distance circuit rental charge (mixed traffic and direct link)

Clause 19 (a) of the concession agreement stipulates that the charge for the long distance circuit shall be appropriate and fair, taking into consideration the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations. Therefore, the Company recorded the long distance circuit rental based on the amount in the invoices of TOT and accrued based on TOT's method of calculation in the Company's accounts.

(e) Conduit rental charge

Clause 19 (a) of the concession agreement stipulates that the charge for the conduit rental shall be appropriate and fair, taking into consideration the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations. Therefore, the Company recorded the long distance circuit rental based on the amount in the invoices of TOT and accrued based on TOT's method of calculation in the Company's accounts.

(f) Leasing agreements

A subsidiary entered into car leasing agreements for a period of 4 years. These long-term lease agreements start and expire on different dates. As at 31 December 2008 and 2007, the subsidiary committed to pay the rental under the lease agreements as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Within one year	13	10	-	-
After one year but within five years	23	27	-	-
Total	**36**	**37**	-	-

(g) Telecom licenses

Subsidiaries were granted the licenses for providing telecommunication services from National Telecommunication Commission as follows:

Type of license	Authorised service	period
Type 1	Internet service	18 August 2008 - 17 August 2009
Type 1	International calling card service	9 August 2008 - 8 August 2009
Type 2 (having its own network)	International internet gateway service and internet network	10 January 2007 - 9 January 2012
Type 2 (having its own network)	Telecom services	7 December 2007 - 6 December 2022
Type 3	Telecom services	22 November 2007 - 21 November 2027

Subsidiaries had commitment to pay the annual fee and comply with the condition under the above licenses.

(h) Other agreements

As at 31 December 2008 and 2007, a subsidiary has entered into supply and installation agreements with certain local companies. These companies supply telephone equipment and dropwire upon the subsidiary's orders. In consideration thereof, the subsidiary will pay for the telephone equipment and installation service fee at amounts and rates as specified in the agreements.

The Company and subsidiary have entered into agreements for the purchase and installation of equipment, in providing telephone services with various companies, both local and overseas. As at 31 December 2008, the Company had commitments for payment of the equipment under the aforesaid agreements, in the amount of Baht 59 million *(2007: Baht 71 million)*. The Company and its subsidiary had commitments for payment of the equipment under the aforesaid agreements, in the amount of Baht 115 million *(2007: Baht 115 million)*.

34 Contingent liability and disputes between the Company and TOT

(a) Contingent liability

As at 31 December 2008, the Company and a subsidiary were contingently liable to a local bank in respect of a letter of guarantee issued by the said bank in favor of other government agencies and contractor companies amounting to approximately Baht 1 million *(2007: Baht 10 million)*, as collateral for the Company and subsidiary's compliance with the terms of agreements.

(b) Disputes between the Company and TOT

Change in status of the TOT

The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with the Joint Undertaking Agreement Clause 37, which states that "In case of any change in the status of TOT, all powers and authorities held by TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control TT&T. In such event, all of the powers and authorities held by TOT shall be vested in the Ministry of Transport and Communications". The Court accepted the Company's case into consideration on 5 August 2003. On 10 May 2005, the Central Administrative Court decided that the Company won the case. At present, TOT has made an appeal against this decision and the case is being considered by the Supreme Administrative Court.

Reimbursement from TOT in bringing and/or allowing other persons to bring "Value added services under the Joint Operate and Joint Investment Agreement" onto the Company's Basic telephone network

On 8 April 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, in order to claim against TOT for the reimbursement in bringing and/or allowing other persons to bring value added services onto the Company's basic telephone network according to the Joint Operate and Joint Investment Agreement between TOT and the Company.

On 4 April 2008, the Company received ruling from the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary dated 31 March 2008 stated that the Arbitrator panel ordered TOT to pay the remuneration amounting to Baht 23,777,993,986 including interest to the Company for utilising the value added service through the Company's network pursuant to the Joint Operate and Joint Investment Agreement between TOT and the Company up to date the award was rendered. In addition, TOT shall pay the remuneration for such utilising to the Company from 1 April 2005 until the end of the Joint Operate and Joint Investment Agreement. On 7 May 2008, the Company filed the petition to the Civil Court for request the Court Order to enforce TOT to comply with the judgment of Thai Arbitration Institute. The Civil Court informed the Company and TOT that this case was sent to the secretary of the Office of the Administrative Court. On 1 July 2008, TOT filed a petition to the Central Administrative Court requesting withdrawal of the judgment of Thai Arbitration Institute and the Company submitted objections to the request of TOT to the Central Administrative Court on 15 December 2008. At present, the dispute is in the perusing procedure of the Central Administrative Court. The Company has not provided for receipt of any of the award in these financial statements.

The reduction of tariff for domestic long-distance telephone service

According to TOT, True Corporation Plc.(formerly: Telecom Asia Corporation Plc.) and the Company had mutually agreed on a scheme for tariff reduction for market testing for domestic long-distance telephone calls by applying a service fee rate that was lower than the basic rate as stated in the Concession Agreement. Subsequently, TOT advised the Company that TOT would further extend the use of the flexible service fee rate for the market testing, however, the Company did not agree to this and therefore, all three contracting parties were obliged to revert back to using the tariff rate as stipulated in the concession agreement. However, TOT continued to use the reduced rate even after the extension agreement expired. Under the Concession Agreement, the Company which has been authorised by TOT to issue invoices for the service fees, is required to issue invoices at the same rate as TOT. Consequently, the adjustment of the service fee rate, under the Concession Agreement, has caused a severe reduction in the Company's share of income, thereby causing significant impact on the Company's financial position and the operations under the Concession Agreement. After discussions with TOT, the Company sent a letter to TOT advising them of the impact. Despite this, TOT still continued with the adjustment of the service fee rate. On the other hand, TOT denied any breach of agreement and has counterclaimed that the Company should pay for the revenue loss based on the normal rate.

The Company's legal advisor has given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Concession Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and therefore could not claim for any related loss.

The Company has issued a claim to TOT for compensation on domestic long-distance fee as well as the reduction of revenue sharing from international calls from CAT to the Arbitrator for consideration on 21 October 2005, with the amount of claim being Baht 2,355 million. Thus TOT submitted the counter claim and claim by restate the amount that requested the Company to pay for the revenue loss to be Baht 1,641 million. At present, the dispute is in the perusing procedure of the Thai Arbitration Institute.

Logo on Public Payphone Booth

On 27 September 2005, TOT submitted a case to the Thai Arbitration Institute demanding the Company affix the TOT logo on public telephones and telephone booths, as well as payment for all damages resulting from affixing TT&T logo on the payphones and booths, commencing from October 1997 to September 2005, inclusive, totalling Baht 382 million, plus related interest of 7.5% per annum until final payment. The Company considers that the fixing of the Company's logo on the public phone booths was not done primarily for the purpose of business advertising but rather was for the purpose of maintenance of the assets as the logo identifies who is responsible for repairing the equipment. Therefore, pending the outcome of this matter, the Company has not made any provision for any claim in the Company's financial statements in this fiscal year. On 16 December 2005, the Company filed a defence and a counterclaim to the Thai Arbitration Institute. TOT filed defence of the Company's counterclaim on 9 February 2006. The Company submitted a statement to the Thai Arbitration Institute requesting to stop the consideration of this dispute. The Thai Arbitration Institute ordered to stop such consideration pursuant to Section 90/12(4) of the Bankruptcy Act until the cause to stop the consideration ends. When the consideration will be preceded, disputers should declare to the Thai Arbitration Institute.

Equipment Transferred

On 10 October 2005, TOT sent a letter to the Company, requesting payment of compensation for loss of benefit and the cost of damages caused by non-transfer of equipment for the additional extension of the network of 122 telephone exchanges and non-transfer of the SDH equipment totalling Baht 162 million and Baht 3,263 million, respectively. Further to receiving this request the Company sent a letter to TOT requesting them to provide the Company with the details of the loss of benefit and the cost of damages for investigation, since the Company considered that the basis of this claim was not clear. On 20 December 2005, TOT sent a letter which informed the Company only the method of compensation for loss of benefit, with no mention of the cost of equipment. At present, the Company is in discussion with TOT regarding the form and the procedures for improving property registration by focusing on speedy and accurate action since after the transfer of ownership of property, the Company has sole right to use, to occupy and to maintain, as well as the sole right to seek interests in the property. The Company has the duty to send all received revenue to TOT and in turn TOT shall allot to the Company from all revenue actually received. In the past, both companies had correctly performed the said duty. The Company believes that on the basis of details provided, the claim from TOT regarding this matter is unjustified and can be defended and accordingly no provision has been made in respect of this claim in these financial statements.

Building of DLC System

On 11 January 2006, TOT submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, in order to claim against the Company for the building of DLC System and the Company's non-authorised use of telephone numbering in the Samutsakhorn Industrial Estate without any approval by TOT. TOT has claimed for damages of Baht 39.8 million covering the period from April 2003 to December 2005.

On 19 January 2006, the Company received a copy of TOT's arbitration claim. The Executive Department of the Company considers that according to the Concession Agreement between TOT and the Company, it has acted fully within its rights and it is because of this, the Company has sent all received revenue to TOT, so there are no damages to be claimed by TOT. Therefore no provision has been made in respect of this claim in the financial statements in this fiscal year. On 2 March 2006, the Company filed a defence to such claim to the Thai Arbitration Institute. The Company submitted a statement to the Thai Arbitration Institute requesting to stop the consideration of this dispute. The Thai Arbitration Institute ordered to stop such consideration pursuant to Section 90/12(4) of the Bankruptcy Act until the cause to stop the consideration ends. When the consideration will be preceded, disputers should declare to the Thai Arbitration Institute.

T-Pin, T-SMS, ADSL, T-Card services

TOT submitted to the arbitrator the matter for requesting the Company to submit the relevant revenue sharing of T-Pin, T-SMS and ADSL services during the early stage of operations as well as the additional revenue sharing of T-Card service totaling Baht 111 million. The Company, as a protester, prepared and proposed an objection statement on this matter to the Thai Arbitration Institute on 17 October 2007. The Company submitted a statement to the Thai Arbitration Institute requesting to stop the consideration of this dispute. The Thai Arbitration Institute ordered to stop such consideration pursuant to Section 90/12(4) of the Bankruptcy Act until the cause to stop the consideration ends. When the consideration will be preceded, disputers should declare to the Thai Arbitration Institute.

Revenues from long-distance telephone service at economic price

Since the first quarter of 2006, the Company has received correspondence from TOT regarding the Y-Tel 1234. The Company and TOT are in the process of providing clarification or finding a conclusion for the said matters.

Complaint filing the criminal case from TOT

TOT filed complaint against the Company in criminal case to the inquiry official or police officers in various areas by alleging the Company for providing its network equipment that was transferred to TOT for procuring benefits without permission and it is related to the criminal act.

However, at present, the inquiry official or police officer and/or the public prosecutor in some areas had an order not to sue the Company.

Criminal cases between TOT and the Company

On 6 February 2008, TOT filed a criminal case to the Court at Phuket province by alleging the Company and directors for providing its network equipment that was transferred to TOT without permission.

On 21 April 2008, the Company also countercharged a criminal case to the Court at Phuket province by alleging TOT for making a false statement relating to the criminal case that TOT filed the Company as discussed above.

At present, the Court will be reconciled both parities on 18 March 2009.

Payment of revenue sharing

On 22 January 2008, TOT submitted a case to the Thai Arbitration Institute claiming the Company to repay the exceeding amount of the revenue sharing which the Company has received from TOT in accordance with the Concession Agreement at the amount of Baht 700 million with interest. The Company believes that the claims amount shall be the excise tax which the Company deducted from revenue sharing from TOT and submitted to the Excise Department in compliance with the 2003 Cabinet's resolution. As the respondent, the Company had received a copy of such mentioned complaint and submitted a request to the Thai Arbitration Institute requiring for time extension of submission of answer and the Thai Arbitration Institute granted the Company extension to submit the answer within 9 May 2008. The Company submitted a statement to the Thai Arbitration Institute requesting to stop the consideration of this dispute. The Thai Arbitration Institute ordered to stop such consideration pursuant to Section 90/12(4) of the Bankruptcy Act until the cause to stop the consideration ends. When the consideration will be preceded, disputers should declare to the Thai Arbitration Institute.

TOT filing in the application for attending creditor meeting called for election of the planner

On 19 December 2008, TOT filed the application for attending creditor meeting called for election of the planner by alleging the Company has owed a principal amount of Baht 28,297 million with the interest of Baht 1,703 million, calculated up to the date of issuing the court order for business reorganization. Being the total amount of Baht 30,000 million, detailed as follows:-

	(in million Baht)
Debts included with liabilities above:-	
1. Debts from normal transactions	306
2. Debts from normal transactions, not yet billed	46
Claims where significant items are disclosed as contingent liabilities above:-	
3. Debts from letters requesting for payment	8,517
4. Compensation for loss of benefits caused by non-transfer of equipment with interest	13,042
5. Debts from pending cases	8,089
Total	30,000

The total amount of Baht 30,000 million above included the debts from normal transactions of Baht 352 million (the official receiver accepted for voting at Baht 345 million) which were included in the liabilities as at 31 December 2008 and the remaining amount of Baht 29,648 million (the official receiver accepted for voting at Baht 21,590 million) were disputes disclosed above and other disputes. All disputes that the Thai Arbitration Institute ordered to stop such consideration pursuant to Section 90/12(4) of the Bankruptcy Act were included in this application under the section 5 above.

However, the official receiver had an order allowing TOT to vote in this meeting at the amount of Baht 21,935 million and informed the resolution of the meeting that the Company was elected as the plan preparer by voting rate at Baht 24,027 million (including the voting from TOT) from totaling Baht 43,899 million, represented 54.73%. The official receiver would subsequently report the creditor meeting resolution to the Central Bankruptcy Court for review and issuance of an appointment of plan preparer order thereafter. However, certain loan creditors have objected to the election of the Company as the plan preparer and there will be a meeting between the Official Receiver and the loan creditors on 2 March 2009 to consider the objections. The next Court hearing of appointment a plan preparer is on 17 March 2009. After the appointment of a plan preparer has been announced, creditors may file a claim for payment of debts from business reorganization. The Company shall have the right to inspect and dispute a claim that the Company disagrees at this stage. The Company continues to dispute these sums and has a further opportunity to object to these debts at the proof of debt stage of the rehabilitation process and, consequently, has retained disclosure of these items as a contingent liability rather than providing for all, or part, of these sums as a liability.

35 Thai Accounting Standards (TAS) not yet adopted

The Group has not adopted the following revised TAS that have been issued as of the balance sheet date but are not yet effective. These revised TAS will become effective for financial periods beginning on or after 1 January 2009.

TAS 36 (revised 2007) *Impairment of Assets*

TAS 54 (revised 2007) *Non-current Assets Held for Sale and Discontinued Operations*

The adoption and initial application of these revised TAS is not expected to have any material impact on the consolidated and separate financial statements.

END